Exhibit 99.1

DOMINION DIAMOND CORPORATION
(formerly Harry Winston Diamond Corporation)

MANAGEMENT PROXY CIRCULAR

For the
Annual and Special Meeting of Shareholders
July 19, 2013

____________________________________

June 3, 2013

DOMINION DIAMOND CORPORATION
(formerly Harry Winston Diamond Corporation)

INVITATION TO SHAREHOLDERS

Dear Shareholder:

On behalf of the Board of Directors, management and employees, we invite you to attend Dominion Diamond Corporation's Annual and Special Meeting of Shareholders on Friday, July 19, 2013.

The items of business to be considered at this Meeting are described in the Notice of Annual and Special Meeting and Management Proxy Circular. No matter how many shares you hold, your participation at shareholders' meetings is very important. If you are unable to attend the Meeting in person, we encourage you to vote by following the voting instructions included on the proxy form.

There will be an opportunity to ask questions and meet with management, the Board of Directors and your fellow shareholders.

We look forward to seeing you at the Meeting.

Sincerely,

Robert A. Gannicott
Chairman & Chief Executive Officer

DOMINION DIAMOND CORPORATION
(formerly Harry Winston Diamond Corporation)
P.O. Box 4569, Station A
Toronto, Ontario M5W 4T9

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting of Shareholders (the “Meeting”) of DOMINION DIAMOND CORPORATION (the “Corporation”) will be held at The Prince of Wales Northern Heritage Centre, 4750 48th Street, Yellowknife, Northwest Territories at 7:00 a.m. Mountain time (9:00 a.m. Toronto time) on Friday, July 19, 2013, for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the fiscal year ended January 31, 2013, together with the report of the auditors thereon;

2.	to elect directors;

3.	to appoint auditors and authorize the directors to fix their remuneration;

4.

to consider and, if thought fit, pass a resolution with or without variation, approving the amendment and restatement of the Corporation’s 2010 Restricted Share Unit Plan, and the reservation of up to 600,000 Common Shares of the Corporation for issuance under such plan, all as described in the Management Proxy Circular accompanying this notice; and

5.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The accompanying Management Proxy Circular of the Corporation provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

Shareholders who cannot attend the Meeting in person may vote by proxy. Instructions on how to complete and return the proxy are provided with the proxy form and are described in the Management Proxy Circular. To be valid, proxies must be received by the Proxy Department of Canadian Stock Transfer Company Inc. as the Administrative Agent for CIBC Mellon Trust Company by mail at P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1 or by fax to 1 (866) 781-3111 (toll free within North America) or (416) 368-2502, or in person at 320 Bay Street, Basement Level (B1), Toronto, Ontario, Canada, M5H 4A6, no later than 5:00 p.m. (Toronto time) on July 17, 2013, or if the Meeting is adjourned, no later than 10:00 a.m. (Toronto time) on the last business day preceding the day to which the Meeting is adjourned.

BY ORDER OF THE BOARD

Lyle R. Hepburn
Corporate Secretary
June 3, 2013

DOMINON DIAMOND CORPORATION
(formerly Harry Winston Diamond Corporation)

MANAGEMENT PROXY CIRCULAR

All information is as of June 3, 2013 and all dollar figures are in United States dollars, unless otherwise indicated.

Q&A ON PROXY VOTING

Q:	What am I voting on?

A:

At the Annual and Special Meeting of Shareholders (the “Meeting”), shareholders are voting on the election of directors to the Board of Dominion Diamond Corporation (the “Corporation”), the appointment of auditors for the Corporation and authorizing the directors to fix the remuneration of the auditors. The special business of the meeting includes the approval of the amendment and restatement of the Corporation’s 2010 Restricted Share Unit Plan and the reservation of up to 600,000 common shares of the Corporation (“Common Shares”) for issuance under such plan.

Q:	Who is entitled to vote?

A:

If you owned your Common Shares as at the close of business on June 3, 2013, you are entitled to vote. Each Common Share is entitled to one vote on those items of business identified in the Notice of Annual and Special Meeting of Shareholders.

Q:	How do I vote?

A:

There are two ways you can vote. You may vote in person at the Meeting, in which case please read the instructions set out after the following question. If you do not plan to attend the Meeting and you are a registered shareholder you may sign the enclosed form of proxy appointing the named persons or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your Common Shares at the Meeting. If your Common Shares are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), you will have received from your nominee either a request for voting instructions or a form of proxy for the number of Common Shares you hold. For your Common Shares to be voted, please follow the voting instructions provided by your nominee.

Q:	What if I plan to attend the Meeting and vote in person?

A:

If you are a registered shareholder and plan to attend the Meeting and wish to vote your Common Shares in person at the Meeting, do not complete or return the form of proxy. Your vote will be taken and counted at the Meeting. Please register with the transfer agent, Canadian Stock Transfer Company Inc. as the Administrative Agent for CIBC Mellon Trust Company, upon arrival at the Meeting.

If your Common Shares are held in the name of a nominee, the Corporation may have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions or form of proxy and return it by following the instructions provided to you by your nominee. Do not complete the voting instructions on the form, as you will be voting at the Meeting. Please register with the transfer agent, Canadian Stock Transfer Company Inc., upon arrival at the Meeting.

Q:	Who is soliciting my proxy?

A:

The enclosed form of proxy is being solicited by the management of the Corporation and the associated costs will be borne by the Corporation. The solicitation will be made primarily by mail but may also be solicited personally, by telephone, e-mail, internet, facsimile, or other means of communication by employees of the Corporation.

Q:	What if I sign the form of proxy enclosed with this Management Proxy Circular?

A:

Signing the enclosed form of proxy gives authority to Robert A. Gannicott or Daniel Jarvis, each of whom is a director of the Corporation, or to another person you have appointed, to vote your Common Shares at the Meeting.

Q:	Can I appoint someone other than these directors to vote my Common Shares?

A:	Yes. Write the name of this person, who need not be a shareholder, in the blank space provided in the accompanying form of proxy.

It is important to ensure that any other person you appoint is attending the Meeting and is aware that he or she has been appointed to vote your Common Shares. Proxyholders should, upon arrival at the Meeting, present themselves to a representative of Canadian Stock Transfer Company Inc.

Q:	What do I do with my completed proxy?

A:

If you are a registered shareholder, return the proxy to the Corporation’s transfer agent, Canadian Stock Transfer Company Inc., in the envelope provided, or by fax to (416) 368-2502 or toll free at 1 (866) 781-3111 (within North America), so that it arrives no later than 5:00 p.m. (Eastern Standard Time) on Wednesday, July 17, 2013 to record your vote. If your Common Shares are held in the name of a nominee, please follow the voting instructions provided by your nominee.

Q:	If I change my mind, can I take back my proxy once I have given it?

A:

Yes. If you change your mind and wish to revoke your proxy, prepare a written statement to this effect. The statement must be signed by you or your attorney as authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney of the corporation duly authorized. This statement must be delivered to the Corporate Secretary of the Corporation at the following address no later than 5:00 p.m. (Eastern Standard Time) on Wednesday, July 17, 2013 or to the Chairman on the day of the Meeting, July 19, 2013, or any adjournment of the Meeting.

Dominion Diamond Corporation
P.O. Box 4569, Station A, Toronto, Ontario, M5W 4T9
Attention:      Lyle R. Hepburn      Fax No.:      416-362-2230

Q:	How will my Common Shares be voted if I give my proxy?

A:

The persons named on the form of proxy must vote for or against or withhold from voting your Common Shares in accordance with your directions, or you can let your proxyholder decide for you. In the absence of such directions, proxies received by management will be voted in favour of the election of directors to the Board as described herein, the appointment of auditors and the amendment and restatement of the 2010 Restricted Share Unit Plan.

Q:	What if amendments are made to these matters or if other matters are brought before the Meeting?

A:

The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual and Special Meeting of Shareholders and with respect to other matters which may properly come before the Meeting. As of the time of printing of this Management Proxy Circular, management of the Corporation knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

Q:	How many Common Shares are entitled to vote?

A:

As of June 3, 2013 (the “Record Date”), there were 84,990,031 Common Shares issued and outstanding. Each registered shareholder has one vote for each Common Share held at the close of business on the Record Date. To the knowledge of the directors and senior officers of the Corporation, as of date hereof, the following table sets forth the parties who beneficially own, directly or indirectly, or exercise control or direction over voting securities of the Corporation carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation:

Name of Shareholder and Municipality of Residence	Number of Common Shares owned, Controlled or Directed	% of Outstanding Common Shares
Vanguard Precious Metals and Mining Fund Malvern, PA, USA	11,700,000	13.7%
M&G Investment Management Limited United Kingdom, England	16,628,400(1)	19.5%(1)

(1) M&G Investment Management Limited’s Schedule 13G filed with the Securities and Exchange Commission states that all of these Common Shares are legally owned by its advisory clients and none are owned directly by it. It further discloses that it has shared power to vote 4.1 million Common Shares and shares the power to dispose or to direct the disposition of 16.6 million Common Shares. According to the same filing, some of these Common Shares are owned legally by Vanguard Inc., their investment advisory client. M&G states in its filing that it has the sole investment power and no voting power in these securities.

Q:	How will the votes be counted?

A:	Each question brought before the Meeting is determined by a majority of votes cast on the question. In the case of equal votes, the Chairman of the Meeting is entitled to a second or casting vote.

Q:	Who counts the votes?

A:

The Corporation’s transfer agent, Canadian Stock Transfer Company Inc., counts and tabulates the proxies. This is done independently of the Corporation to preserve the confidentiality of individual shareholder votes. Proxies are referred to the Corporation only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.

Q:	If I need to contact the transfer agent, how do I reach them?

A:	You can contact the transfer agent and registrar by mail at:

Canadian Stock Transfer Company Inc. as the Administrative Agent for CIBC Mellon Trust Company P.O. Box 700, Station B, Montreal, Quebec, H3B 3K3
or by telephone:	416-682-3860 or 1-800-387-0825	Fax:	1-888-249-6189
E-mail:	inquiries@canstockta.com	Website:	www.canstockta.com

REPORTING CURRENCY

The reporting currency of the Corporation is the United States dollar. Certain dollar amounts reported in the various tables in this Management Proxy Circular that were originally incurred in Canadian dollars have been converted, as applicable, into United States dollars from Canadian dollars as follows:

1.

The Canadian currency exchange rate, being the rate for exchanging a Canadian dollar into a United States dollar, (the “Exchange Rate”) was obtained from the Bank of Canada closing rates for the applicable dates listed below, which rates were as follows:

(a)	the Exchange Rate for February 1, 2012 (the “Year-Beginning Exchange Rate”) was 1.0009;
(b)	the Exchange Rate for January 31 , 2013 (the “Year-End Exchange Rate”) was 1.0027;
(c)	the average Exchange Rate for the fiscal period February 1, 2012 to January 31, 2013 (the “Average Exchange Rate”) was 1.0022;
(d)	the Exchange Rate for April 30, July 31, October 31, 2012 and January 31, 2013 (the “Quarterly Exchange Rate”) was 1.0122, 0.9971, 1.0010 and 1.0027, respectively; and
(e)	the Exchange Rate for May 15, 2013 (the “May Exchange Rate”) was 0.9831.

2.

The dollar amounts shown for deferred share units (“DSUs”) granted to directors represent the Canadian dollar amount credited to their respective accounts on a quarterly basis, converted into United States dollars using the corresponding Quarterly Exchange Rate.

3.	The cash retainers paid to directors represent the Canadian dollar amount paid to them on a quarterly basis, converted into United States dollars using the corresponding Quarterly Exchange Rate.

4.	The value of restricted share units (“RSUs”) granted to Named Executive Officers was converted into United States dollars using the Exchange Rate at the date of the grant.

5.	The value of outstanding RSUs of Named Executive Officers was converted into United States dollars using the Year-End Exchange Rate.

6.	Cash compensation paid to Named Executive Officers, and in respect of consulting services referred to herein, was converted into United States dollars using the Average Exchange Rate.

BUSINESS OF THE MEETING

Financial Statements

The Consolidated Financial Statements for the year ended January 31, 2013 are included in the 2013 Annual Report.

Election of Directors

The Articles of the Corporation provide that the minimum number of directors shall be three and the maximum number shall be 12. There are currently nine directors. The directors of the Corporation are elected annually and hold office until the next annual meeting of shareholders or until their successors in office are duly elected or appointed, unless a director’s office is earlier vacated in accordance with the by-laws of the Corporation or the Canada Business Corporations Act, or he or she becomes disqualified to act as a director.

Matthew W. Barrett, Micheline Bouchard, Jean-Marc Loubier and Laurent E. Mommeja have indicated that they will not be standing for re-election. Accordingly, the Board of Directors of the Corporation (the “Board”) has fixed the number of directors to be elected at the Meeting at seven.

Management does not contemplate that any of the persons proposed to be nominated will be unable to serve as a director. If prior to the Meeting any of such nominees is unable or unwilling to serve, the persons named in the accompanying form of proxy will vote for another nominee or nominees in their discretion if additional nominations are made at the Meeting.

Unless a proxy specifies that the Common Shares it represents should be withheld from voting in respect of the election of directors or voted in accordance with the specification in the proxy, the persons named in the enclosed form of proxy intend to vote FOR the election of the nominees whose names are set out in this Management Proxy Circular.

The list of directors and their biographies can be found on pages 12 to 16 of this Management Proxy Circular (see “Nominees for Election to Board of Directors”) and pages 16 and 17 of this Management Proxy Circular (see “Directors Not Standing for Re-Election”). Information regarding Director Compensation can be found on pages 18 to 22 of this Management Proxy Circular (See “Compensation of Directors”, “Director Summary Compensation Table” and “Incentive Plan Awards). Attendance at Board and Committee meetings by directors holding office during the fiscal period ended January 31, 2013, can be found on pages 22 and 23 of this Management Proxy Circular (see “Meetings Held and Attendance of Directors”).

To the knowledge of the Corporation, except as set out below, no person nominated for election as a director of the Corporation is, or has been in the last 10 years, (a) a director, chief executive officer or chief financial officer of a company that (i) while that person was acting in that capacity, was the subject of a cease trade order or similar order (including a management cease trade order) or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or (ii) after that person ceased to act in that capacity, was subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days which resulted from an event that occurred while that person acted in such capacity, or (b) a director or executive officer of a company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

On June 30, 2005, the Superior Court of Quebec (Commercial Division) granted an initial order to Campbell Resources Inc. under the Companies Creditors Arrangement Act. At the time of this order, Graham G. Clow was serving as a director of Campbell Resources Inc. On February 23, 2007, the Monitor presented a Certificate of Execution with respect to the Plan of Arrangement confirming that Campbell Resources Inc. had executed all of its obligations pursuant to the Plan of Arrangement with its creditors.

On January 14, 2009, the Board adopted a majority voting policy. Board policy requires that in an uncontested election, any nominee who receives a greater number of votes ‘‘withheld’’ than “for” shall submit his or her resignation to the Nominating & Corporate Governance Committee promptly following the Meeting. The Nominating & Corporate Governance Committee shall consider the resignation and shall recommend to the Board whether or not to accept it. The Board shall determine whether or not to accept the recommendation and announce in a press release the Board’s determination (and the reasons for rejecting the resignation, if applicable) within 90 days following the date of the Meeting. A full description of the majority voting policy is included in Schedule 1 of this Management Proxy Circular.

On June 6, 2012 the Board adopted a non-binding advisory vote relating to executive compensation to provide shareholders with the opportunity to vote “For” or “Against” the Corporation’s approach to executive compensation. The Corporation has decided to defer the say on pay advisory vote until 2014 for the reasons set out on page 26 (see “Report of the Human Resources & Compensation Committee-Say on Pay”).

Appointment of Auditors

Shareholders will be asked to vote for the reappointment of KPMG LLP, as auditors of the Corporation for the ensuing year, and to authorize the directors of the Corporation to fix their remuneration. A simple majority of the votes cast at the Meeting must be voted in favour thereof. Fees paid to KPMG LLP during the years ended January 31, 2013 and 2012 were as follows:

	Fiscal 2013 (US$)	Fiscal 2012 (US$)
Audit Fees(1) (4)	1,870,914	1,813,092
Audit Related Fees(2)	46,000	94,479
Tax Fees(3)	191,632	127,791
All other Fees	-	-
Total	2,108,546	2,035,362
(1)	Includes audit and review services.
(2)	Includes IFRS consultation and various audit services required as per legal obligations.
(3)	Primarily tax advisory services.
(4)	The Classifications of the 2012 numbers have been revised to move fees of $5,046 relating to the involvement and consent regarding the Management Proxy Circular from All Other Fees to Audit Fees.

The Audit Committee negotiates with the auditors of the Corporation on an arm’s length basis to determine the fees to be paid to the auditors. Such fees have been based on the nature and complexity of the matters in question, and the time incurred by the auditors.

The Audit Committee has adopted a policy that requires pre-approval by the Audit Committee of audit services and other services within permissible categories of non-audit services greater than Cdn$100,000.

The Audit Committee has considered whether the magnitude and nature of these services is compatible with maintaining the independence of the external auditors, and has determined that the independence of the external auditors is maintained.

Approval of the Amended and Restated 2010 Restricted Share Unit Plan

Purpose and Participants

The 2010 Restricted Share Unit Plan, adopted by the Corporation in 2010, originally granted Units (as defined below) that would be settled in cash. The Corporation now wishes to amend and restate this plan to allow the Corporation to settle future Units that are granted in either Common Shares issued from treasury or cash.

The purpose of the Amended and Restated 2010 Restricted Share Unit Plan (in this section referred to as the “RSU Plan”) is to enhance the Corporation’s ability to attract and retain talented employees, to promote an alignment of interests between such employees and the shareholders of the Corporation and to facilitate share ownership in the Corporation by its employees in compliance with the new share ownership guidelines adopted by the Corporation.

In addition to the 600,000 Common Shares to be reserved for issuance under this plan, the Corporation, as of June 3, 2013, had 2,036,000 options and 101,449 RSUs outstanding under the Corporation’s existing stock option plan and 2012 the Restricted Share Unit Plan and 2,688,920 Common Shares reserved for future issuance pursuant to the Corporation’s existing stock option plan and 8,551 Common Shares reserved for issuance under the 2012 Restricted Share Unit Plan (See “Securities Authorized for Issuance under Equity Compensation Plans” on page 47), representing in the aggregate approximately 6.3% of the issued and outstanding Common Shares as at June 3, 2013.

Award of Units

At the time of grants, the Human Resources & Compensation Committee will designate whether the Restricted Share Units (in this section referred to as “Units”) awarded to an employee designated by the Human Resources & Compensation Committee for participation in the RSU Plan (a “Participant”) are to be settled in cash or Common Shares, or in part cash and part Common Shares. Units settled in cash are hereinafter referred to as “Cash Units” and Units settled in Common Shares are hereinafter referred to as “Common Share Units”.

Number of Common Shares Available for Issuance

Under the RSU Plan, a maximum of 600,000 Common Shares will be available for issuance in respect of Common Share Units, provided that Common Shares reserved for issuance in respect of Common Shares Units which are forfeited will be available for re-issuance under the RSU Plan.

The number of Common Shares reserved for issuance represents approximately 0.7% of the Corporation’s total number of issued and outstanding Common Shares as at June 3, 2013. Under no circumstances may the RSU Plan, together with all of the Corporation’s other security based compensation arrangements, result in: (a) the aggregate number of Common Shares issued to insiders of the Corporation within any 12 month period, or issuable to insiders of the Corporation at any time exceeding 10% of the total number of issued and outstanding Common Shares; (b) the number of Common Shares issued to any insider (including such insider’s associates) within any one year period exceeding 5% of the then total number of issued and outstanding Common Shares; or (c) the number of Common Shares reserved for issuance to any one person exceeding 5% of the then total number of issued and outstanding Common Shares.

Dividend Equivalents

In the event a dividend becomes payable on the Common Shares, on the payment date for such dividend, each Participant’s account shall be credited with a number of Units (including fractional Units) equal to: (a) the amount of the dividend paid per Common Share multiplied by the number of Units credited to the Participant’s account as of the record date for payment of the dividend, divided by (b) the average trading price for the Common Shares on the Toronto Stock Exchange (the “TSX”) on the five trading days prior to that date (the “Fair Market Value”) as of the date for payment of the dividend. Subject to the Plan, Units credited to a Participant’s account will generally vest at the same time as the related Units vest and will generally be settled in the same form, in cash or Common Shares, as the related Units.

Rights and Restrictions Attached to Restricted Share Units

Participants do not have any rights as a shareholder of the Corporation in respect of the Units. Accordingly, Participants are not entitled to vote the Common Shares underlying the Common Share Units. Units are not assignable by a Participant.

Resignation or Other Cessation of Employment

If the employment of a Participant is terminated for any reason other than death or disability, the Participant will forfeit all right, title and interest with respect to any unvested Units awarded to the Participant under the RSU Plan and such Units will immediately expire and be cancelled on such termination date, unless otherwise determined by the Human Resources & Compensation Committee in its sole discretion. Any vested Units will continue to be governed by the RSU Plan (see “Settlement” below). If a Participant dies or becomes disabled, his or her Units will vest immediately.

Vesting

Units will vest in accordance with the terms set by the Human Resources & Compensation Committee at the time of grant.

Settlement

For Common Share Units, the number of Common Shares received by a Participant upon vesting shall be equal to the number of such Units vested on the settlement date. Also, at any time prior to the settlement date, Participants may request that such Common Share Units be settled in cash, and the Human Resources & Compensation Committee may, in its absolute discretion, agree to settle such Units in cash.

For the purpose of determining the cash amount payable by the Corporation to a Participant in respect of Cash Units, the number of Units will be valued by multiplying the number of such Units by the Fair Market Value on the date a determination is required, namely the earliest of: (a) the date of the Participant’s death or disability; (b) the last day of employment of the Participant; or (c) the settlement dates set out in any grant instrument. The value will be paid to a Participant net of all applicable taxes and other amounts required to be withheld determined in the sole discretion of the Corporation, within 30 days of the date the Fair Market Value of the applicable Units was determined.

Change in Control

Upon a change in control of the Corporation and the termination, without cause, of the Participant within twelve months thereafter, the Participant’s Units will vest on the date of termination.

Amendment Provisions

The Board may make amendments to the RSU Plan without seeking shareholder approval including, but not limited to, housekeeping amendments, amendments to satisfy changes in applicable tax law, amendments to outstanding Units in the event of certain corporate transactions and the addition of covenants for the protection of Participants. However, shareholder approval is required for:

(i)	an increase in the maximum number of Common Shares reserved for issuance under the RSU Plan or a change from a fixed maximum number of Common Shares to a fixed percentage;
(ii)	an amendment to the amendment provisions of the RSU Plan;
(iii)	an expansion of insider participation;
(iv)	an amendment extending the term of any award beyond its original expiry date;
(iv)	the addition of any new provision which will result in Participants receiving Common Shares while no cash consideration is received by the Corporation; and
(v)	any amendment to the assignment provisions.

The amendment and restatement of the RSU Plan will not affect the rights of a Participant in respect of Units awarded prior to the amendment and restatement. All Units awarded prior to the amendment and restatement of the RSU Plan shall continue to be settled in cash and shall be subject to the terms and conditions of the RSU Plan in effect at the time of the award.

Shareholders will be asked at the Meeting to pass the following resolution (the “RSU Plan Resolution”), with or without variation, relating to the approval of the RSU Plan and matters related thereto, as described above:

BE IT RESOLVED THAT:

1.

the adoption of the Amended and Restated 2010 Restricted Share Unit Plan of the Corporation as described in the management information circular dated June 3, 2013 is hereby approved, ratified and confirmed;

2.	the reservation for issuance under the Amended and Restated 2010 Restricted Share Unit Plan of 600,000 Common Shares is hereby authorized and approved;

3.	the Corporation is hereby authorized and directed to issue such Common Shares in accordance with the Amended and Restated 2010 Restricted Share Unit Plan; and

4.

any one director or officer of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as such director or officer may deem necessary or desirable in connection with the foregoing resolution.

Unless a shareholder directs that his or her Common Shares are to be voted against the RSU Plan Resolution, the Board representatives designated in the enclosed form of proxy intend to vote FOR the RSU Plan Resolution.

BOARD OF DIRECTORS

Nominees for Election to the Board of Directors

The following are the nominees for election to the Board of the Corporation:

Name of Director		Biography

Graham Clow brings more than 40 years’ experience in all aspects of mine exploration, feasibility, finance, development, construction, operations, and closure to the Board. Appointed a director in February 2013, Mr. Clow is the Chairman of the Board of Roscoe Postle Associates Inc. Prior to joining Roscoe Postle Associates Inc., Mr. Clow held senior executive positions, including Chief Executive Officer and operating responsibility for several publicly listed mining companies. He has lived and worked extensively in mining operations in northern Canada. He is a Designated Consulting Engineer under the Association of Professional Engineers of Ontario and Fellow of the Canadian Institute of Mining, Metallurgy and Petroleum. For a number of years he was an Adjunct Professor at the Lassonde Mineral Institute, University of Toronto, where he lectured in resource and reserve estimation. Mr. Clow has degrees in Geological Engineering and Mining Engineering from Queen's University. He currently serves on the Board of African Barrick Gold PLC.

Graham G. Clow(9)
Age: 62
Toronto, ON, Canada
Director since 2013
Independent(4)

Securities Held
Common Shares(5) :	Nil
Stock Options:	Nil
DSUs(8) :	Nil(9)	Areas of Expertise
International Business
Metals and Mining

Name of Director		Biography

Robert A. Gannicott was appointed the Chief Executive Officer of the Corporation in September 1999, and was appointed Chairman of the Board on June 22, 2004. A geologist, Mr. Gannicott has worked extensively in the Northwest Territories and in Greenland. He has chaired the OSC/CIMM Committee to establish reporting guidelines for the diamond industry. He currently serves on the board of The Canadian Polar Commission and Capricorn Minerals Limited, a wholly owned subsidiary of Cairn Energy Plc.

Robert A. Gannicott
Age: 65		Areas of Expertise
Toronto, ON, Canada		Metals and Mining
Chairman and
Chief Executive Officer		Attendance Record
Director since 1992		Board 100%
Not Independent-Management(4)

Securities Held
Common Shares(5) :	1,114,050
Stock Options:	1,526,000
DSUs:	Nil
Value of Shares(6) :	US$16,986,902
Value of Options(7) :	US$5,418,533

Noel Harwerth served as Chief Operating Officer of Citibank International PLC from 1998 to 2003. Prior to that, she served as Chief Tax Officer of Citigroup, Dun & Bradstreet Corporation and Kennecott Copper Corporation. She holds a Jurisdoctor degree from the University of Texas Law School. She currently serves on the board of directors of Royal & Sun Alliance Insurance, Chairman of Sumitomo Mitsubishi Banking Europe and Chairman of GE Capital Bank Europe.

Noel Harwerth(1)(2)
Age: 65		Areas of Expertise
London, England		Finance and Management
Director since 2008		International Business
Independent(4)
Attendance Record
Board 91%
Securities Held		Audit Committee 80%
Common Shares(5) :	5,000	Human Resources & Compensation Committee 83%
Stock Options:	Nil
DSUs:	20,274
Value of Shares(6) :	US$76,239
Value of DSUs(8) :	US$392,831

Name of Director		Biography

Daniel Jarvis served as Vice-Chair and Chief Financial Officer of Concert Properties Ltd., a real estate development and investment firm from 2009 to 2011. From 1989 to 2007 Mr. Jarvis held a number of senior executive positions with Intrawest Corporation; including Executive Vice President and Chief Financial Officer. Mr. Jarvis was instrumental in taking Intrawest public in 1990 and guided the financial strategy of the company as it grew from a regional multi-family real estate developer to become North America's largest resort developer and a leading operator of year-round resorts. Previously, Mr. Jarvis had been Chief Financial Officer of BCE Development Corporation and Treasurer of BCE, Canada's largest telecommunications company. Mr. Jarvis has served on the boards of Concert Properties Ltd., Intrawest Corporation, BCE Development Corporation, New Brunswick Telephone Limited, the Canada Tourism Commission and BC Pavilion Corporation. He holds a Bachelor's degree in Economics from Queen’s University and an MBA from Harvard University.

Daniel Jarvis(1)(3)
Age: 63
Vancouver, BC, Canada
Director since 2008
Independent(4)

Securities Held
Common Shares(5) :	4,000
Stock Options:	Nil	Areas of Expertise
DSUs:	35,676	Finance and Management
Value of Shares(6) :	US$60,992	Telcom Services
Value of DSUs(8) :	US$623,242	Risk Management

		Attendance Record
		Board 100%
		Audit Committee 100%
		Nominating & Corporate Governance Committee 100%

The Honourable Chuck Strahl brings extensive experience and understanding of government, regulations, and northern affairs to the Board. Mr. Strahl left his successful logging and road building company to be elected to the Canadian House of Commons in 1993, eventually serving in six consecutive Parliaments before retiring from politics on the eve of the 2011 election. While in office, Mr. Strahl served at different times as Minister of Agriculture, Minister of Indian and Northern Affairs, and Minister of Transport and Infrastructure. Mr. Strahl is a director of the Manning Centre for Building Democracy, and the Chair of the Security Intelligence Review Committee of Parliament. He has completed the Directors Education Program at the University of Calgary. Mr. Strahl is also the Honorary Lieutenant Colonel of the Royal Westminster Regiment, and a member of the Privy Council.

Chuck Strahl
Age: 56
British Columbia, Canada
Director since 2012
Independent(4)

Securities Held		Areas of Expertise
Common Shares(5) :	Nil	Management and Business
Stock Options:	Nil	Political, Governmental, and Business Strategies
DSUs:	1,376
Value of DSUs(8) :	US$41,428	Attendance Record
Board 100%

Name of Director		Biography

Tom Kenny was appointed Chairman of the Board of RTL Westcan Group of Companies in January 2013, a leading bulk commodity hauler in Western and Northern Canada. He was a director as well as the Chief Executive Officer of RTL Westcan from 2007 until 2013, and prior to that he was the General Manager in charge of Westcan Bulk. He started his career in 1974 as an owner operator and has an extensive operating and logistics background. Tom has served on the board of directors for the Canadian Trucking Alliance, and was involved for several years with the Alberta Motor Transport Association, including a term as President.

Tom Kenny, Nominee
Age: 56		Areas of Expertise
Edmonton, Alberta		Management and Business
Director Nominee		Transportation
Independent(4)

Securities Held
Common Shares(5) :	Nil
Stock Options:	Nil
DSUs:	Nil

Ollie Oliveira has over 30 years’ experience in the natural resources and mining industry, corporate finance and operational and strategic roles. Until 2007, Mr. Oliveira held various senior executive positions with Anglo American and De Beers groups, including Executive Director, Corporate Finance, Head of Strategy and Business Development. He is both a Chartered Accountant and a Chartered Management Accountant, and in his career with Anglo American Corporate Finance, and De Beers has lead and managed corporate finance assignments totalling in excess of US $28 billion. Mr. Oliveira received a B.Com degree and a post-graduate diploma in accounting and economics from the University of Natal. He currently serves on the board of directors of Antofagasta PLC and Ferrous Resources Limited. He is currently managing partner of Greengrove Capital LLP.

Manuel Lino Silva de Sousa-
Oliveira (“Ollie Oliveira”),
Nominee
Age: 61
London, England
Director Nominee		Areas of Expertise
Independent(4)		Corporate Finance
Natural Resources and Mining
Securities Held
Common Shares(5) :	Nil
Stock Options:	Nil
DSUs:	Nil
(1)	Member of the Audit Committee.
(2)	Member of the Human Resources & Compensation Committee.
(3)	Member of the Nominating & Corporate Governance Committee.
(4)

“Independent” refers to the standards of independence established under Section 1.2 of Canadian Securities Administrators’ (“CSA”) National Instrument 58-101 – Disclosure of Corporate Governance Practices, Section 1.4 of the CSA National Instrument 52-110 – Audit Committees, Section 303A.02 of the New York Stock Exchange Listed Company Manual, and Section 301 of the Sarbanes-Oxley Act of 2002 (“SOX”). The Board, in its annual review of Director independence, considers employment status of the Director (and his or her spouse and children, if applicable), other board memberships, company shareholdings and business relationships, to determine whether there are any circumstances which might interfere with a Director’s ability to exercise independent judgment.

(5)

“Common Shares” refers to the number of Common Shares owned by each nominee for election as director and includes all Common Shares beneficially owned, directly or indirectly, or over which such nominee exercised control or direction. Such information, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

(6)

“Value of Shares” represents the total market value of the Common Shares and DSUs held by each nominee as of January 31, 2013. Value is determined by multiplying the number of Common Shares and DSUs held by each nominee as of May 15, 2013 by the closing price of the Common Shares on the TSX on such date (Cdn$15.51) (in this section the “Closing Price”), converted at the May Exchange Rate.

(7)

“Value of Options” represents the total market value of the unexercised stock options held by each nominee. The value is determined by multiplying the number of unexercised options held by each nominee as of May 15, 2013 by the difference between the Closing Price of the Common Shares on the TSX and the exercise price of such options, converted at the May Exchange Rate.

(8)	“Value of DSUs” represents the number of DSUs outstanding at May 15, 2013 multiplied by the Closing Price of the Common Shares on the TSX on May 15, 2013 converted at the May Exchange Rate.
(9)	Elected to the Board of Directors on February 15, 2013. As of May 15, 2013, Mr. Clow has 1,182 DSUs valued at $18,023 (converted at the May Exchange Rate).

Directors Not Standing for Re-Election

The following are directors of the Corporation that will not be standing for re-election:

Matthew W. Barrett(1)(3)

Matthew W. Barrett, age 68, of Oakville, Ontario, Canada, is the former Group Chairman and Chief Executive Officer of Barclays PLC, stepping down December 2006. Prior to joining Barclays in October 1999, Mr. Barrett spent 37 years with the Bank of Montreal including the last 12 years as Chief Operating Officer, Chief Executive Officer and Chairman of the Bank. Mr. Barrett is a Director of Goldman Sachs Bank USA, Whittington Investments Limited and Samuel Son & Company. In recognition of his business leadership and public service, he was made an officer of the Order of Canada in 1994. Mr. Barrett was Canada’s Chief Executive Officer of The Year in 1995.

Areas of Expertise	Attendance Record	Securities Held
Finance and Management	Board 91%	Common Shares(4) :	10,000
International Business	Audit Committee 80%	Stock Options:	Nil
	Nominating & Corporate Governance Committee 80%	DSUs:	44,171
		Value of Shares(5) :	US$152,479
		Value of DSUs(6) :	US$825,993

Micheline Bouchard(2)(3)

Micheline Bouchard, age 66, of Montreal, Quebec, Canada, is the former President and Chief Executive Officer of ART Advanced Research Technologies, a biomedical company. Prior to that, Ms. Bouchard was Global Corporate Vice-President of Motorola Inc. in the United States after serving as President and Chief Executive Officer of Motorola Canada in Toronto. In addition, Ms. Bouchard served as a Vice President of Business Development Canada and Vice President of Quebec operations during her tenure at Hewlett-Packard Canada, Ltd. She holds a Bachelor's degree in Engineering Physics and a Master's Degree in Electrical Engineering, both from Polytechnique, Montreal. She currently serves on the board of directors of Telus Corporation and PSP Investment. She is a member of the Order of Canada and of the National Order of Quebec.

Areas of Expertise	Attendance Record	Securities Held
Technology	Board 100%	Common Shares(4) :	4,000
International Business	Human Resources & Compensation Committee 100%	Stock Options:	Nil
	Nominating & Corporate Governance Committee 100%	DSUs:	32,458
		Value of Shares(5) :	US$60,992
		Value of DSUs(6) :	US$555,907

Jean-Marc Loubier(1)

Jean-Marc Loubier, age 57 of Paris France, is the President and Chief Executive Officer of Fung Heritage Brands Advisory and is the Chief Executive Officer of HKL Holdings, a company conducting reorganizations and facilitating repositioning processes of international companies in Europe and Asia. Mr. Loubier is a non- executive director of Trinity Ltd. and participated in the process of the company listing on the Hong Kong Stock Exchange in November of 2009. Prior to joining HKL, Mr. Loubier was the Chief Executive Officer of ESCADA AG, a company listed on the Frankfurt Stock Exchange, from June 2007 to June 2008 and was a member of its supervisory board and chairman of its strategy committee since November 2006. He had held key managing positions for 16 years in the LVMH Group. Mr. Loubier joined Louis Vuitton Malletier in 1990 as Director of Communications, and was later the Executive Vice President until 2000. He was the President and Chief Executive Officer of Celine from 2000 to 2006. Mr. Loubier was a board member of Comite Colbert, French Association of Luxury Companies from 2000 to 2006. Mr. Loubier has profound international experience in the luxury, fashion and retail industries. Mr. Loubier graduated from Institut d’Etudes Politiques de Paris, France, and obtained a Master of Business Administration degree from HEC (Hautes Etudes Commerciales), France, in 1983.

Areas of Expertise	Attendance Record	Securities Held
Global Management and	Board 100%	Common Shares:	Nil
International Business	Audit Committee 100%	Stock Options:	Nil
Brand and Product Management		DSUs:	20,080
Retail and Luxury		Value of DSUs(6) :	US$332,434

Laurent E. Mommeja(2)(3)

Laurent E. Mommeja, age 57, of Paris France, has extensive marketing experience in the luxury goods industry. He currently sits on the Management Board of Emile Hermès SARL the Active Partner of Hermès International SCA. He was the Managing Director of Hermès Maison and President of La Compagnie des Arts de la Table, a subsidiary of Hermès International. Previously, he was the Europe and Middle East Director of Hermès International. Prior to that, Mr. Mommeja lived in the United States for 14 years where his last assignment for 8 years was President and Chief Executive Officer of Hermès Paris Inc., the United States subsidiary of Hermès International. Mr. Mommeja has had assignments in various different countries during his 29 years with Hermès. He also sits on the boards of Emile Hermès SARL, Hermès Sellier SA and Alain Ducasse Group.

Areas of Expertise	Attendance Record	Securities Held
International Business	Board 91%	Common Shares:	Nil
Luxury Goods Industry	Nominating & Corporate Governance Committee 100%	Stock Options:	Nil
Marketing	Human Resources & Compensation Committee 100%	DSUs:	14,265
		Value of DSUs(6) :	US$239,468
(1)	Member of the Audit Committee.
(2)	Member of the Human Resources & Compensation Committee.
(3)	Member of the Nominating & Corporate Governance Committee.
(4)

“Common Shares” refers to the number of Common Shares owned by each of the above directors and includes all Common Shares beneficially owned, directly or indirectly, or over which such director exercised control or direction. Such information, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

(5)

“Value of Shares” represents the total market value of the Common Shares and DSUs held by each director as of January 31, 2013. Value is determined by multiplying the number of Common Shares and DSUs held by each director as of May 15, 2013 by the closing price of the Common Shares on the TSX on such date (Cdn$15.51) (in this section the “Closing Price”), converted at the May Exchange Rate.

(6)	“Value of DSUs” represents the number of DSUs outstanding at May 15, 2013 multiplied by the Closing Price of the Common Shares on the TSX on May 15, 2013 converted at the May Exchange Rate.

All of the committees of the Corporation will be reconstituted by the new Board members immediately following the Meeting.

Compensation of Directors

The Nominating & Corporate Governance Committee reviews the adequacy and form of compensation for non-executive directors at the Corporation on an annual basis, with the goal that it:

Remains competitive in light of the time commitments required from directors; and
Aligns directors’ interests with those of the shareholders.

In addition to directors’ responsibilities and time commitment, this review also takes into account director remuneration of other Canadian companies. These reviews are conducted with the assistance of compensation consultants, but the decisions are made by, and are the responsibility of, the Nominating & Corporate Governance Committee, and may reflect factors and considerations other than the information and recommendations provided by its consultants. The Nominating & Corporate Governance Committee ultimately recommends the directors’ compensation to the Board for approval.

The Nominating & Corporate Governance Committee is composed entirely of unrelated and independent directors, namely Daniel Jarvis (Chair), Matthew W. Barrett, Micheline Bouchard and Laurent E. Mommeja. The biographies of the directors can be found on pages 12 to 16 of this Management Proxy Circular (see “Nominees for Election to Board of Directors” or “Directors Not Standing for Re-Election”). The Nominating & Corporate Governance Committee’s responsibilities are set out in its Charter, a summary of which can be found on pages 27 and 28 of this Management Proxy Circular (see “Report of the Nominating & Corporate Governance Committee”). The Charter of the Nominating & Corporate Governance Committee is available on the Corporation’s website.

Directors who are not officers or employees of the Corporation or any of its subsidiaries are compensated for their services as directors through a combination of retainer and meeting fees and DSUs. A DSU is a notional share that has the same value as a Common Share. DSUs earn dividend equivalents at the same rate as dividend paid on Common Shares. DSUs are paid out when directors retire from the Board. A full description of DSUs is on page 20 of this Management Proxy Circular.

Robert A. Gannicott, the Chief Executive Officer, is the only management director, and does not receive compensation for his services as a director.

In the fiscal year ended January 31, 2012 (“Fiscal 2012”), Meridian Compensation Partners LLC (“Meridian”), the Corporation’s compensation consultant, reviewed the director’s compensation and recommended changes to meet a competitive range of current market levels and practices in Canada. The Nominating & Corporate Governance Committee recommended changes to the Board, and the Board approved, some changes for Fiscal 2012 and additional changes for the fiscal year ended January 31, 2013 (“Fiscal 2013”). No changes have been recommended to, or approved by, the Board for the current fiscal year, ending January 31, 2014 (“Fiscal 2014”).

In conducting its review of compensation, the Nominating & Corporate Governance Committee examined the mix and level of compensation for directors to the mix and level for directors of both:

1.	A group of smaller/mid-cap Canadian public companies that are generally similar to the Corporation in scope, with market capitalization within the range of Cdn$0.6 billion to Cdn$1.4 billion; and

2.	A group of public luxury goods and upscale retail companies in Canada and the United States. The median market capitalization of the study group was US$1.5 billion.

In addition, competitive information from general industry survey data was used as additional reference points, including data from Hewitt Associates Analysis of Outside Directors Compensation (U.S.) and NACD Director Compensation studies.

The following table sets out the non-executive directors’ compensation, payable in four equal quarterly installments, for Fiscal 2013:

Compensation	Fiscal 2013(1)
Board Service
Annual cash retainer	Cdn$80,000
Meeting fee	Cdn$1,500
Annual equity grant	Nil
Committee Service
Annual Chair's retainer for Audit Committee	Cdn$15,000
Annual Chair's retainer for Human Resources & Compensation Committee	Cdn$10,000
Annual Chairman’s retainer for Nominating & Corporate Governance Committee	Cdn$5,000
Meeting fee	Cdn$1,500
Board Leadership
Annual Lead Director’s retainer	Cdn$20,000
Other
Initial equity grant	Cdn$50,000 (paid in DSUs)
Travel fee (for out-of-province)	Cdn$1,500
Meeting expenses	Reimbursement of expenses
Share ownership
Guideline	3 x annual cash retainer
(1)	Directors can elect to receive all or a portion of their cash remuneration in the form of DSUs (see “Deferred Share Unit Plan” on page 20).

Director Summary Compensation Table

The following table sets forth the compensation awarded, paid to or earned by the non-executive directors of the Corporation during Fiscal 2013:

Name	Fees Earned (US$)(1)	Share- Based Awards (US$)(2)	Option- Based Awards (US$)	Non-Equity Incentive Plan Compensation (US$)	Pension Value (US$)	All Other Compensation (US$)	Total (US$)
Matthew W. Barrett	108,739	Nil	Nil	Nil	Nil	Nil	108,739
Micheline Bouchard	129,284	Nil	Nil	Nil	Nil	Nil	129,284
David Carey(3)	107,236	Nil	Nil	Nil	Nil	Nil	107,236
Noel Harwerth	131,289	Nil	Nil	Nil	Nil	Nil	131,289
Daniel Jarvis	147,324	Nil	Nil	Nil	Nil	Nil	147,324
Jean-Marc Loubier	116,256	Nil	Nil	Nil	Nil	Nil	116,256
Laurent E. Mommeja	113,249	Nil	Nil	Nil	Nil	Nil	113,249
J. Roger B. Phillimore(4)	46,101	Nil	Nil	Nil	Nil	Nil	46,101
Chuck Strahl(5)	26,057	12,513	Nil	Nil	Nil	Nil	38,570
(1)	Fees earned are converted into United States dollars at the Average Exchange Rate.
(2)

These amounts represent the annual grants of DSUs converted into United States dollars using the Quarterly Exchange Rate, and do not include director compensation the directors have elected to take in the form of DSUs. Annual grants of DSUs are only made to new directors of the Board.

(3)	Mr. Carey resigned as a director of the Corporation on February 15, 2013.
(4)	Mr. Phillimore resigned as a director of the Corporation on August 20, 2012.
(5)	Mr. Strahl was appointed as a director of the Corporation on November 9, 2012.

The breakdown of the fees earned for the non-executive directors in Fiscal 2013, and the percentage of the total fees taken in DSUs, is as follows (all amounts converted into United States dollars using the Average Exchange Rate):

Directors	Board Retainer (US$)	Committee Chair Retainer (US$)	Board Meeting Fees (US$)	Committee Meeting Fees (US$)	Travel Fees (US$)	Total Fees Earned (US$)	% and Value of Retainer & Meeting Fees Taken in DSUs
							%	(US$)
Matthew W. Barrett	80,176	N/A	15,023	10,533	3,007	108,739	0	Nil
Micheline Bouchard	80,176	10,022	18,040	12,026	9,020	129,284	0	Nil
David Carey	80,176	N/A	15,033	7,517	4,510	107,236	100	107,236
Noel Harwerth	80,176	15,033	16,536	12,026	7,517	131,288	25	32,822
Daniel Jarvis	80,176	25,055	18,040	12,026	12,026	147,323	50	73,662
Jean-Marc Loubier	80,176	N/A	18,040	7,517	10,523	116,256	100	116,256
Laurent E. Mommeja	80,176	N/A	15,033	12,026	6,013	113,248	(1)	35,573
J. Roger B. Phillimore	40,088	N/A	4,510	N/A	1,503	46,101	0	Nil
Chuck Strahl	20,044	N/A	4,510	N/A	1,503	26,057	25%	6,514
(1)

Laurent E. Mommeja received 0% of his retainer and meeting fees in DSUs from February 1, 2012 until October 31, 2012. Effective November 1, 2012, he elected to receive 100% of his retainer and meeting fees in DSUs.

Deferred Share Unit Plan

Effective as of February 1, 2004, the Corporation adopted a Deferred Share Unit Plan (the “DSU Plan”) for its directors. On September 1, 2010, the DSU Plan was amended to be compliant with the requirements of Section 409A of the United States Internal Revenue Code of 1986, as amended, and regulations and guidance issued thereunder.

DSUs granted under the DSU Plan vest immediately, but are only redeemable upon retirement from the Board, or upon death. When a dividend is paid on the Common Shares, each director’s DSU account is allocated additional DSUs equal in value to the dividend paid on an equivalent number of the Common Shares. The value of the DSUs credited to a director is payable after he or she ceases to serve as a director of the Corporation. The value is calculated by multiplying the number of DSUs in the director’s account by the market value of a Common Share at the time of payment. With the introduction of the DSU Plan, a decision was made to discontinue stock option grants to the non-executive directors.

Non-executive directors receive an initial grant of $50,000 in DSUs when they are first appointed to the Board. Directors may also elect to take all or a portion of their annual retainer and meeting fees in the form of DSUs.

Evaluation of Board Performance

An annual formal Board, Committee and individual director evaluation, including a peer review, is conducted. This evaluation is conducted firstly by having Board members complete a written survey which is designed to assess the Board’s effectiveness as a whole, and the effectiveness and contribution of its committees and individual directors. These surveys are sent to the Lead Director, and a summary of the responses is compiled. At the Board meeting in January, 2013, the Lead Director summarized the results of the survey for Fiscal 2013.

Share Ownership Guidelines

The share ownership guidelines for directors of the Corporation provide that all directors within five years of January 12, 2012, or within five years of joining the Board in the case of new directors, must have, and retain, share ownership of a minimum of three times the annual cash retainer. One half of such ownership may be in DSUs, but the remaining one half must be in actual share ownership.

Robert A. Gannicott and Matthew W. Barrett have complied with the share ownership guidelines. Graham Clow, Tom Kenny and Ollie Oliveira were not directors as of January 31, 2013 and accordingly have not been included in the chart. The following table sets forth the share ownership (including DSUs) of each director in the Corporation as of January 31, 2013:

Directors	Years of Service	Value of Common Shares (Cdn$)(1)	Value of DSUs (Cdn$)(1)	Total (Cdn$)
Matthew W. Barrett	5 Years	147,200	650,197	797,397
Micheline Bouchard	5 Years	58,880	477,782	536,662
Robert A. Gannicott	20 Years	16,398,816	N/A	16,398,816
Noel Harwerth	5 Years	73,600	298,433	372,033
Daniel Jarvis	5 Years	58,880	525,151	584,031
Jean-Marc Loubier	2.5 Years	Nil	295,570	295,570
Laurent E. Mommeja	9 Years	Nil	209,981	209,981
Chuck Strahl	6 Months	Nil	20,255	20,255
(1)	Based on the last trading price of the Common Shares on the TSX prior to the close of business on January 31, 2013, being Cdn$14.72.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Award

The following table provides a breakdown of the outstanding share-based awards and option based-awards of the non-executive directors as of January 31, 2013:

Name	Option-Based Awards				Share-Based Awards(1)
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (Cdn$)	Option Expiration Date (M/D/Y)	Value of Unexercised In-the- Money Options (US$)(2)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share- Based Awards that Have Not Vested (US$)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (US$)
Matthew W. Barrett	Nil	N/A	N/A	N/A	N/A	Nil	648,767
Micheline Bouchard	Nil	N/A	N/A	N/A	N/A	Nil	476,731
David Carey	Nil	N/A	N/A	N/A	N/A	Nil	314,095
Noel Harwerth	Nil	N/A	N/A	N/A	N/A	Nil	297,777
Daniel Jarvis	Nil	N/A	N/A	N/A	N/A	Nil	523,995

Name	Option-Based Awards				Share-Based Awards(1)
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (Cdn$)	Option Expiration Date (M/D/Y)	Value of Unexercised In-the- Money Options (US$)(2)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share- Based Awards that Have Not Vested (US$)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (US$)
Jean-Marc Loubier	Nil	N/A	N/A	N/A	N/A	Nil	294,927
Laurent E. Mommeja	Nil	N/A	N/A	N/A	N/A	Nil	209,519
J. Roger B. Phillimore	Nil	N/A	N/A	Nil	N/A	Nil	Nil
Chuck Strahl	Nil	N/A	N/A	N/A	N/A	Nil	20,210
(1)

Value attributed to DSUs held by directors on January 31, 2013 based on the last trading price of the Common Shares on the TSX prior to the close of business on January 31, 2013, being Cdn$14.72, converted into United States dollars using the Year-End Exchange Rate.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table provides a breakdown of the incentive plan awards of the non-executive directors as of January 31, 2013:

Name	Option-Based Awards – Value Vested During the Year (US$)	Share-Based Awards – Value Vested During the Year (US$)(1)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (US$)
Matthew W. Barrett	Nil	Nil	Nil
Micheline Bouchard	Nil	Nil	Nil
David Carey	Nil	Nil	Nil
Noel Harwerth	Nil	Nil	Nil
Daniel Jarvis	Nil	Nil	Nil
Jean-Marc Loubier	Nil	Nil	Nil
Laurent E. Mommeja	Nil	Nil	Nil
J. Roger B. Phillimore	Nil	Nil	Nil
Chuck Strahl	Nil	12,513	Nil
(1)

These amounts represent the annual grants of DSUs converted into United States dollars using the Quarterly Exchange Rate, and do not include director compensation the directors have elected to take in the form of DSUs. Annual grants of DSUs are only made to new directors of the Board.

Meetings Held and Attendance of Directors

The information presented below reflects meetings of the Board and Committees held and attendance of the directors proposed for election for Fiscal 2013, and the directors not standing for re-election. Robert A. Gannicott and Chuck Strahl were not members of any of the Corporation's Committees during the year. Graham Clow, Tom Kenny and Ollie Oliveira were not directors of the Corporation in Fiscal 2013.

Summary of Board and Committee Meetings Held

	Scheduled Meetings	Unscheduled Meetings (called on short notice)	Total
Board of Directors	7	4	11
Audit Committee	5	0	5
Nominating & Corporate Governance Committee	4	1	5
Human Resources & Compensation Committee	4	2	6

Summary of Attendance of Director Nominees

	Board Meetings Attended	Committee Meetings Attended
		Audit	Nominating & Corporate Governance	Human Resources & Compensation
Robert A. Gannicott	11 of 11	N/A	N/A	N/A
Noel Harwerth	10 of 11	4 of 5	N/A	5 of 6
Daniel Jarvis	11 of 11	5 of 5	5 of 5	N/A
Chuck Strahl	3 of 3	N/A	N/A	N/A

Summary of Directors Not Standing for Re-Election

	Board Meetings Attended	Committee Meetings Attended
		Audit	Nominating & Corporate Governance	Human Resources & Compensation
Matthew W. Barrett	10 of 11	4 of 5	4 of 5	N/A
Micheline Bouchard	11 of 11	N/A	5 of 5	6 of 6
Jean-Marc Loubier	11 of 11	5 of 5	N/A	N/A
Laurent E. Mommeja	10 of 11	N/A	5 of 5	6 of 6

Directors’ and Officer’s Liability Insurance

The Corporation maintains a directors' and officers' liability insurance program with a total limit of $60,000,000 that is subject to deductibles between $100,000 and $250,000. The policy is renewed annually. The current policy has an annual premium of $618,810 and expires September 30, 2013.

The policy provides protection to directors and officers against liability incurred by them in their capacities as directors and officers of the Corporation and its subsidiaries. The policy also provides protection to the Corporation for claims made against directors and officers for whom the Corporation has granted directors and officers indemnity, as is required or permitted under applicable statutory or by-law provisions.

Retirement Policy

The Corporation does not have a retirement policy in place for the directors.

CORPORATE GOVERNANCE DISCLOSURE

The Corporation is listed on the TSX and on the New York Stock Exchange (the “NYSE”). The Corporation is required to comply with the Sarbanes-Oxley Act of 2002, the rules adopted by the United States Securities and Exchange Commission (“SEC”) pursuant to that Act, and the NYSE corporate governance rules as they apply to foreign private issuers. The Canadian Securities Administrators (“CSA”) has also adopted rules relating to audit committees and disclosure of corporate governance practices under National Instrument 52-110 – Audit Committees (“NI52-110”) and National Instrument 58-101 –Disclosure of Corporate Governance Practices (“NI58-101”).

The Corporation has complied with Section 5.1 of NI52-110, and the disclosure required by Form 52-110F1 is included in the Corporation’s Annual Information Form under Item 8 – Audit Committee.

The Corporation has amended its governance practice as regulatory changes have come into effect in recent years and will continue to follow regulatory changes and consider amendments to its governance practices as appropriate. The disclosure required pursuant to Form 58-101F1 of NI58-101 is set out in Schedule 1 of this Management Proxy Circular.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibilities with respect to the integrity and accuracy of financial statements, compliance with legal and regulatory requirements, the qualifications of the independent auditors and their performance, and the performance of the internal audit function. The Audit Committee serves as an independent and object party to monitor and be custodian of the Corporation’s operational policies, oversees the Corporation’s process for identifying and managing enterprise risk, and reviews and appraises the audit activities of the Corporation’s independent auditors and the internal audit function.

In the fiscal year, both the Audit Committee and the Nominating & Corporate Governance Committee reviewed the Audit Committee Charter and made recommendations to update it in accordance with best practices and with applicable laws and rules of the stock exchanges on which the Corporation's securities are listed. These recommendations were approved by the Audit Committee on December 6, 2012, and by the Nominating & Corporate Governance Committee on January 16, 2013. The Charter is attached as Appendix 1 to the Corporation’s Annual Information Form, and is available on the Corporation's website.

To assist in the timely fulfillment of its Charter, the Audit Committee approved a detailed Work Plan for the fiscal year. The Work Plan prescribed actions to be taken at each of the scheduled meetings of the Committee. In the course of following the Work Plan, the Committee:

reviewed with management and the independent auditors the Corporation’s Quarterly and Annual Financial Statements and Management’s Discussion and Analysis. The Committee approved the Corporation’s Quarterly Financial Statements and accompanying Management’s Discussion and Analysis, and approved and recommended for approval by the Board the Annual Financial Statement and Annual Management’s Discussion and Analysis;

arranged for and reviewed the reports provided to the Committee by management and the independent auditors on the Corporation’s internal control environment as it pertains to the Corporation’s financial reporting process and controls;

reviewed and discussed significant financial risks or exposures and assessed the steps management had taken to monitor, control, report and mitigate such risks to the Corporation;
reviewed the effectiveness of the overall process for identifying the principal risks affecting the achievement of business plans, and provided the Committee’s view to the Board;

reviewed legal and regulatory matters that could have a material impact on the interim or annual financial statements, related corporation compliance policies, and programs and reports received from regulators or governmental agencies;

reviewed policies and practices with respect to hedging activities;
met on a regular basis with the independent auditors without management present, and arranged for the independent auditors to be available to attend Committee meetings;

reviewed and discussed with the independent auditors all significant relationships that the independent auditors and their affiliates had with the Corporation and its affiliates in order to determine independence;

reviewed and evaluated the performance of the independent auditors and the lead partner of the independent auditors’ team, made a recommendation to the Board regarding the reappointment of the independent auditors at the annual meeting of the Corporation’s shareholders, the terms of engagement of the independent auditors, together with their proposed fees, independent audit plans and results, and the engagement of the independent auditors to perform non-audit services, together with the fees therefor, and the impact thereof, on the independence of the independent auditors;

reviewed the Risk & Internal Audit Department Charter and the FY2014 Risk & Internal Audit Department Work Plan and submitted it to the Nominating & Corporate Governance Committee for approval; and
approved its report for disclosure in this Management Proxy Circular.

The Committee is satisfied that it has appropriately fulfilled its mandate for Fiscal 2013.

This report has been approved by the members of the Audit Committee: Noel Harwerth (Chair), Matthew W. Barrett, Daniel Jarvis and Jean-Marc Loubier.

REPORT OF THE HUMAN RESOURCES & COMPENSATION COMMITTEE

The primary functions of the Human Resources & Compensation Committee are to assist the Board in carrying out its responsibilities by reviewing compensation and human resources issues and to make recommendations to the Board as appropriate.

In Fiscal 2013, both the Human Resources & Compensation Committee and the Nominating & Corporate Governance Committee reviewed the Human Resources & Compensation Committee Charter and made recommendations to update it in accordance with best practices and with applicable laws and rules of the stock exchanges on which the Corporation's securities are listed. These recommendations were approved by the Human Resources & Compensation Committee and the Nominating & Corporate Governance Committee on January 16, 2013. The Charter is available on the Corporation's website.

To assist in the timely fulfillment of its Charter, the Human Resources & Compensation Committee approved a detailed Work Plan for the fiscal year. The Work Plan prescribed actions to be taken at each of the scheduled meetings of the Committee. In the course of following the Work Plan, the Committee:

reviewed and submitted to the Board:
the Corporation’s overall executive compensation strategy;

the corporate compensation plan and benefit plans including proposed salary ranges, merit increases, annual incentive bonuses, stock options, RSUs, long term incentive plan and any other form of compensation;

the performance metrics for Fiscal 2013 and the targets and goals for each of those metrics;
the performance of the Chief Executive Officer of the Corporation and the Chief Executive Officer and President of Harry Winston, Inc. (“HWI”) and their direct reports;

the base salary merit increases for direct reports to the Chief Executive Officer of the Corporation and the President and Chief Executive Officer of HWI, respectively, and officers and employees earning in excess of $250,000;

the base salary merit increased for the Chief Executive Officer;
the base salary merit increase budget for Fiscal 2014;

the recommendation for salaries, annual incentive bonuses, long term incentive awards, budgets, organization and manpower plans, and succession planning for the Chief Executive Officer and his direct reports;

after consultation with the Chief Executive Officer, the appointment of new officers;
the objectives, performance appraisal and compensation of the Chief Executive Officer;
reviewed the compensation consultant’s performance, approved their re-appointment and established the compensation consultant’s budget;
approved and reported to the Board the terms of new employment contracts with senior management, including termination benefits;
reviewed the Key Successors Development Plans;
reviewed its performance, and reported to the Board thereon;
reviewed, and recommended to the Board, the “Compensation Discussion and Analysis” included in this Management Proxy Circular; and
approved its report for disclosure in this Management Proxy Circular.

Succession Planning

The Human Resources & Compensation Committee annually reviews and assesses the Talent Management and Development programs to enhance individual effectiveness and preparedness for greater responsibilities. As part of this planning process, the Committee reviews management’s specific plans and updates to the Key Successors Development Plans. Succession planning is conducted for the Chief Executive Officer position and for all employees that are seen to have potential to succeed to selected Vice President positions and up, and recommendations are made to the Board in support of succession planning as deemed appropriate.

Say on Pay

As part of the Corporation’s commitment to strong corporate governance practices, the Human Resources & Compensation Committee, the Nominating and Corporate Governance Committee and the Board, in the 2012 Management Information Circular, voluntarily committed to adopting an advisory vote on the board’s approach to executive compensation this year. However, for the following reasons, the Corporation is deferring having this vote until next year:

as a result of the Swatch Transaction and the Ekati Transaction (see “Compensation Discussion and Analysis” on page 28), the business of the Corporation was changed in important ways and new metrics will have to be designed for employees;

the Fiscal 2013 bonuses for the employees of HWI were determined and paid by The Swatch Group Ltd. (the “Swatch Group”); and

as a result of the significant changes to the composition of the Board, the Human Resources & Compensation Committee will be reconstituted, and this reconstituted Committee will then address implementing an appropriate compensation program for the Corporation, in light of the changes in the business of the Corporation resulting from the Swatch Transaction and the Ekati Transaction.

The Committee is satisfied that it has appropriately fulfilled its mandate for Fiscal 2013.

This report has been approved by the members of Human Resources & Compensation Committee: Micheline Bouchard (Chair), Noel Harwerth and Laurent E. Mommeja.

REPORT OF THE NOMINATING & CORPORATE GOVERNANCE COMMITTEE

The mandate of the Nominating & Corporate Governance Committee is to manage the corporate governance system for the Board, to assist the Board in fulfilling its duty to meet the applicable legal, regulatory and self-regulatory business principles and applicable codes of best practice of corporate behaviour and conduct for comparable issuers and to recommend to the Board the director nominees to be put before the shareholders at each annual meeting.

In the fiscal year, the members of the Nominating & Corporate Governance Committee reviewed its Charter and made recommendations to update it in accordance with best practices and with applicable laws and rules of the stock exchanges on which the Corporation's securities are listed. These recommendations were approved by the Board on January 16, 2013. The Charter is available on the Corporation's website.

To assist in the timely fulfillment of its Charter, the Nominating & Corporate Governance Committee approved a detailed Work Plan for the fiscal year. The Work Plan prescribed actions to be taken at each of the scheduled meetings of the Committee. In the course of following the Work Plan, the Committee:

developed and recommended to the Board a corporate governance system and monitored the effectiveness of the corporate governance system regularly and recommended changes to the Board;
considered the effectiveness of the Board as a whole, the Committees of the Board and the contribution of individual members;
reviewed Director Self Evaluations;
reviewed the relationship between management and the Board and recommended changes to the Board;
reviewed polices governing Board size, composition, selection criteria, nominating process, succession planning and retirement age;
reviewed director compensation and share ownership and made recommendations to the Board;
developed, reviewed and approved:
Charter for the Audit Committee;
Charter for the Human Resources & Compensation Committee;
Internal Audit Department Charter;
Guidelines and responsibilities for the Board of Directors;
Guidelines and responsibilities for the Lead Director of the Board;
Guidelines and responsibilities for the Chairman of the Board and Chief Executive Officer;
Guidelines and responsibilities for Committee Chairs;
Corporate Governance Guidelines;
Policy on Corporate Disclosure, Confidentiality and Employee Trading;
Policy on Insider Trading;
Corporate Security Policy;
Whistleblower Protection Policy; and
Code of Ethics and Business Conduct;
reviewed the DSU policy and awarded DSUs;
prepared for disclosure to shareholders a report which describes the Corporation’s governance practices;
identified individuals qualified to become new directors and recommended to the Board new nominees for election by shareholders based on selection criteria and individual characteristics;
recommended to the Board the allocation and removal of Board members to the various Committees of the Board;
reviewed, approved and reported to the Board on directors and officers insurance;

determined orientation and education programs for new Board members and continued development of all members of the Board;
reviewed its performance, and reported to the Board thereon; and
approved its report for disclosure in this Management Proxy Circular.

The Committee is satisfied that it has appropriately fulfilled its mandate for Fiscal 2013.

This report has been approved by the members of the Nominating & Corporate Governance Committee: Daniel Jarvis (Chair), Matthew W. Barrett, Micheline Bouchard and Laurent E. Mommeja.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes and explains the significant elements of the Corporation’s compensation programs, with particular emphasis on the process for determining compensation payable to the Chief Executive Officer, the Group Chief Financial Officer, and the three most highly compensated executive officers (other than the Chief Executive Officer and Group Chief Financial Officer), during the most recently completed financial year (collectively, the “Named Executive Officers”). For Fiscal 2013, our Named Executive Officers were:

Robert A. Gannicott, Chief Executive Officer of the Corporation
Cyrille Baudet, Group Chief Financial Officer of the Corporation
Frederic de Narp, President and Chief Executive Officer of HWI
James R.W. Pounds, Executive Vice-President, Buying and Sourcing of the Corporation
Anthony Ledru, Global Vice-President, Sales of HWI

In reading this Compensation Discussion and Analysis, the reader should be aware of the effect of the Share Purchase Agreement dated January 11, 2013 between the Corporation, Dominion Diamond Delaware Company LLC (formerly HWH Acquisition Company LLC) and the Swatch Group, pursuant to which the Corporation agreed to sell Harry Winston to the Swatch Group (the “Swatch Transaction”). The Swatch Transaction was completed on March 26, 2013. With the completion of the Swatch Transaction, 619 of the Corporation’s then total of 708 employees were no longer employees of the Corporation and therefore ceased to participate in the Corporation’s compensation program (including Frederic de Narp, Cyrille Baudet and Anthony Ledru, three of the five Named Executive Officers). Consequently, the Human Resources & Compensation Committee did not address year-end bonuses for Messrs. de Narp, Baudet and Ledru and other employees of HWI, and its subsidiaries (see “Fiscal 2013 Payment” on page 35). The reader should also be aware of the effect of the Share Purchase Agreements dated November 13, 2012, wherein the Corporation entered into share purchase agreements with BHP Billiton Canada Inc. and various affiliates to purchase all of BHP Billiton’s diamond assets in Canada, including its controlling interest in the Ekati Diamond Mine as well as the associated diamond sorting and sales facilities in Yellowknife, Northwest Territories and Antwerp, Belgium (the “Ekati Transaction”). The Ekati Transaction was completed on April 10, 2013. At that time, the Corporation was obligated to assume certain compensation programs previously instituted by the vendor, and now must consider integrated compensation programs for its approximately 850 new employees. As a result of these two transactions, the Corporation exited from the luxury retail business, and became an operating mining company, producing and marketing diamonds. Accordingly, there will be significant changes to the elements of the Corporation’s compensation programs.

Executive Summary

1.	Fiscal 2013 Financial Performance

The Corporation’s executive compensation program and compensation of the Named Executive Officers are tied to the performance of the Corporation. For Mr. Gannicott and Mr. Pounds with group financial metrics, being measures related to the financial performance of the Corporation (the “Group”), performance was based on Group operating profit and Group cash flow. The Corporation’s Group operating profit was $75.4 million for Fiscal 2013 adjusted for Ekati and Swatch transaction costs, and Group free cash flow was $75.1 million for Fiscal 2013.

2.	Highlights of the Chief Executive Officer’s Fiscal 2013 Performance and Compensation

Mr. Gannicott’s total compensation for Fiscal 2013 was $3,888,850, compared to $4,309,294 in Fiscal 2012. The change in total compensation is as a result of a lower value in his stock option grants based upon the Black-Scholes calculation.

3.	Key Compensation Actions for Fiscal 2013

Retained a “profit cap” structure on executive bonuses to better reflect affordability and the application of a rigorous pay-for-performance design; aggregated bonuses, as initially determined based upon the metrics applicable to the various executives, would not be allowed to exceed 10% of the Corporation’s consolidated operating profit for the fiscal period;

Modified the executive compensation of the President and Chief Executive Officer of HWI to be better aligned with the management team and corporate objectives;
Reviewed succession and development plans to ensure that the Corporation has the talent to deliver its business objectives in the immediate and long-term future;
Approved the new share ownership guidelines for selected executives; and
Reviewed the Corporation’s policies and practices in compensating employees as such policies and practices relate to risk management practices and risk-taking incentives.

4.	Shareholder Advisory Vote on Executive Compensation

Next year, shareholders will have the opportunity to provide feedback to the Board on the Corporation’s approach to executive compensation by way of a non-binding advisory vote at the Annual Meeting (see “Say on Pay” on page 26). As this vote is advisory, it will not be binding on the Human Resources & Compensation Committee or the Board. However, the Corporation will carefully examine the results of the vote as part of its ongoing efforts to ensure that the approach to executive compensation remains aligned with compensation best practices and with the Corporation’s objective to create value for shareholders over the long-term.

Compensation Governance: Senior Officers’ Compensation

The Human Resources & Compensation Committee recommends the senior officers’ compensation to the Board for approval. The Human Resources & Compensation Committee is composed entirely of unrelated and independent directors, namely, Micheline Bouchard (Chair), Noel Harwerth and Laurent E. Mommeja. The biographies of the directors can be found on pages 12 to 16 of this Management Proxy Circular (see “Nominees for Election to Board of Directors” and “Directors Not Standing for Re-Election”). The Human Resources & Compensation Committee’s responsibilities are set out in the Work Plan of the Committee. A list of these responsibilities can be found on page 25 of this Management Proxy Circular (see “Report of the Human Resources & Compensation Committee”). The Charter of the Human Resources & Compensation Committee is available on the Corporation’s website.

To ensure the Human Resources & Compensation Committee has the expertise to carry out its mandate, the Nominating & Corporate Governance Committee determines appropriate orientation and education programs for new Board and Committee members and the continued development of all members of the Board. All of the Committee members have gained experience in human resources and compensation matters; specifically, the Committee members have the following skills:

  Human resources – experience with benefit, pension and compensation programs (in particular, executive compensation);
  Risk management – knowledge and experience with internal risk controls, risk assessments and reporting; and
  Executive leadership – experience as senior executive/officer of a public company or major organization.

In addition, continuing education helps the Committee members keep abreast of industry developments and changing governance issues and requirements. The following is a list of the internal and external conferences, seminars, courses and site tours that our Committee members attended during the year:

  Updates and presentations by Meridian;
  Current developments presentations by KPMG LLP;
  Site visits to selected Retail Salons;
  Site visits to the Toronto sorting facility; and
  Site visits to the Diavik Diamond Mine.

Independent Consultant

The Human Resources & Compensation Committee engaged Meridian as an independent consultant to provide the Committee with support on determining levels of executive compensation. Meridian has provided such services for the fiscal periods of the Corporation commencing February 1, 2010 to January 31, 2013, including:

  Compensation philosophy validation;
  Market data and other market intelligence, including benchmarking analysis of executive pay levels;
  Compensation plan design support;
  Governance and regulatory practices/requirements input; and
  Assistance in facilitating the management of executive compensation and the execution of the Committee’s mandate.

The decisions made by the Human Resources & Compensation Committee are the responsibility of the Human Resources & Compensation Committee, and may reflect factors and considerations other than the information and recommendations of the Human Resources & Compensation Committee’s independent consultant.

Fees paid to Meridian during Fiscal 2013 and 2012 were as follows:

	Fiscal 2013 (Cdn$)(1)	Fiscal 2012 (Cdn$)(1)
Executive Compensation-Related Fees(2)	173,643	108,200
All other Fees	Nil	Nil
Total Fees	173,643	108,200
(1)	Fees inclusive of GST/HST.
(2)	Includes executive compensation work and review and design of non-executive directors’ compensation for the Nominating & Corporate Governance Committee.

Meridian did not perform any other services for the Corporation, its affiliated or subsidiary entities, or any of its directors or members of management during the foregoing fiscal periods. The Human Resources & Compensation Committee confirms annually the independence of its advisor and reviews whether the work provided by the independent consultants raises any conflict of interest. The Human Resources & Compensation Committee determined that Meridian did not have any such conflicts in Fiscal 2013 and also determined that they were independent.

Compensation Philosophy and Strategy

The objectives of the Corporation’s compensation programs are to attract, retain and motivate highly qualified executive officers who will drive the success of the Corporation, while at the same time promoting a greater alignment of interests between such executive officers and the Corporation’s shareholders.

The Corporation’s compensation programs are designed to recruit and retain key individuals, and reward individual and corporate performance with compensation that has mid and long-term growth potential, while recognizing that the executives work as a team to achieve corporate results.

Components of Compensation

The Human Resources & Compensation Committee reviews each component and relevant competitive factors and makes its determinations based on corporate, business unit and individual performance, taking into account leadership abilities, retention risk and succession plans. The compensation program for Fiscal 2013 was comprised of the following main components.

Corporate Compensation Program at a glance
Component	What it pays for	How it’s determined
Base salary	Fixed compensation to account for individual’s value in the market	Market driven
	Attract/retain the best talent	Confirmed near beginning of year
STIP (annual incentive bonus)	Variable compensation that rewards individual contribution to actual Group, Luxury Brand Segment and Mining Segment short term performance	Market-based percentage of salary
Target/goals confirmed near beginning of year, final amount determined at year-end based on achievement of Key Performance Indicators
LTIP (long-term incentive)	Variable compensation	Initially based on multiple of salary and market competitive practice
	Rewards long-term shareholder value creation	Awards adjusted based on changes in equity value and share price
Pays for future performance and retention
Benefits	Indirect compensation	Market driven
Attract/retain the best talent
Stock Ownership	Rewards for financial market performance	Share ownership guidelines
Aligns interest with those of shareholders

Mix of Compensation Elements

To support a strong pay-for-performance orientation, linking each executive’s compensation to the achievement of business results, the Corporation’s compensation strategy provides an appropriate balance of fixed and variable (at-risk) compensation with cash and non-cash (equity) rewards, and short and long term incentives. The overall weighting of total compensation elements reflects the degree to which the Human Resources & Compensation Committee believes that executives at each level of the Corporation’s organizational structure should assume greater compensation risk and reward, reflected by increasing levels of variable compensation. Executives at all levels of the Corporation’s organizational structure would have a mix, and weighting, of fixed and variable compensation. However, the executives at the higher levels of the Corporation’s organizational structure would have more compensation at risk and, therefore, receive higher resulting rewards when corporate performance exceeds targets and lower awards when performance falls short of targets. The charts below illustrate the estimated (target) mix of fixed and variable compensation (excluding benefits) for the Chief Executive Officer and all other executives relative to market:

Fiscal 2013 Target Total Compensation Distributions vs. Market Median

Competitive Positioning of Compensation

Multiple external compensation surveys are used to measure total compensation competitiveness. This data is further reviewed and validated by Meridian, who validates and adds to the data in order to determine overall external competitive compensation practice.

The overall intent of the Corporation is to provide appropriate total compensation opportunity that is competitive with the market in which the Corporation must compete for talent.

When possible, the data is size-adjusted where comparable companies are not available to reflect compensation levels of companies of similar size as the Corporation.

Subject to the discretion of the Human Resources & Compensation Committee and the Board, the Corporation seeks to position total compensation for its executives, including base salary and annual short term, and long term incentives, approximating the median market data for positions with equivalent responsibilities and scope. For exceptional performance, resulting in higher variable compensation payout, the Corporation aims to deliver total compensation at the 75th percentile where practical.

Determination of Compensation

The Corporation’s policy for determining executive compensation is based on the following fundamental principles:

  Management’s fundamental objective is to maximize long term shareholder value;
  Equitable balance among internal peers, and competitive with external market;
  Performance is an important determinant of pay for executive officers; and
  Recruitment and retention of key employees.

Performance goals of the Named Executive Officers apply in determining base salary increases, annual incentive awards, and, for the Chief Executive Officer, the quantum of stock option awards.

1. Base Salaries – An important element of the Corporation’s compensation program is base salary. The Corporation’s view is that a competitive base salary is a necessary element for retaining qualified executive officers. The amount payable to an executive officer as base salary is determined primarily by market survey data and internal position comparisons.

Each year management recommends a base salary increase budget based on a percent increase over the prior year’s base compensation. The percent increase is derived from generally available public data on average base salary increases compiled by management and confirmed with Meridian. The Board considers this base salary budget when it reviews and approves the annual budget for the Corporation. The actual percent increase for each employee may be more or less than the average budgetary percent increase, and is based on such factors as the employee’s performance, seniority level, equitable balance among internal peers, market comparisons and promotions. Any increase to the base salary of the Chief Executive Officer is determined by the Board, based on recommendations from the Human Resources & Compensation Committee. The Human Resources & Compensation Committee determines whether any increases to the base salary of the other Named Executive Officers is appropriate.

For Fiscal 2013, management recommended, and the Human Resources & Compensation Committee agreed, that: (a) there would not be any increases in salary for the Named Executive Officers, with the exception of Mr. Baudet; and (b) management was authorized to spend up to 1.8% of the total salary budget for merit and market-based adjustments for staff. For Fiscal 2014, the Human Resources & Compensation Committee, in light of the Swatch Transaction, did not address salary adjustments for employees of HWI and its subsidiaries. The Board did, however, approve a 3% salary increase to employees who were employees of the Corporation immediately prior to the Swatch Transaction, and remained as employees of the Corporation after the Swatch Transaction.

2. Annual Incentives – A key objective of the executive compensation strategy is to encourage and recognize strong levels of performance by linking achievement of specific goals with variable cash compensation in the form of annual incentive awards. Target annual incentive awards range from 30% to 100% of base salary for the executive group. The annual incentive award can range from no bonus to a maximum of 120% of the target award based on performance achieved. In addition, aggregate executive bonuses as initially determined based upon the metrics applicable to the various executives are not allowed to exceed 10% of the Corporation’s consolidated operating profit for the fiscal period (the “Profit Cap”). The following table provides the annual incentive target range, as a percentage of base salary, for the Named Executive Officers for Fiscal 2013.

Named Executive Officer	Minimum (as a % of salary)	Target (as a % of salary)	Maximum (as a % of salary)
Robert A. Gannicott	0%	100%	120%
Cyrille Baudet	0%	50%	60%
Frederic de Narp	0%	100%	120%
James R.W. Pounds	0%	50%	60%
Anthony Ledru	0%	50%	60%

Performance Goals of Named Executive Officers

70% of the actual annual incentive or bonus compensation for the Chief Executive Officer is determined on the basis of an overall assessment of the achievement of Group financial targets, and the remainder is based on his individual performance. 70% to 90% of the actual bonus compensation for the other Named Executive Officers is determined on the basis of an overall assessment of the achievement of the Mining Segment, Luxury Brand Segment or Group targets, depending on the responsibilities of the executive, calculated based on the figures contained in the audited financial statements or other objective measures relating to their specific areas of responsibility, and the remainder is based on individual performance.

1. Chief Executive Officer - The Chief Executive Officer's target bonus opportunity is 100% of his base salary. The individual performance of the Chief Executive Officer is measured against the goals, objectives and standards set annually between the Chief Executive Officer and the Human Resources & Compensation Committee, which are used as metrics in establishing the amount of the bonus to be awarded. The metrics used for the Chief Executive Officer in Fiscal 2013 were based on: (a) Group operating profit; (b) Group free cash flow; and (c) individual objectives. The bonus for the Chief Executive Officer may be adjusted up or down from his target bonus, based on achievement of the metrics. The following table sets out the weighting for each of the Group and individual components of the Chief Executive Officer’s bonus. For each component, the annual incentive award would range from nil, if 90% or less of the targets were achieved, to a maximum of 120% of the target award if greater than 110% of the targets were achieved. The components are then summed to determine the bonus award.

SEGMENT	EXECUTIVE BONUS STRUCTURE – FISCAL 2013			KEY PERFOMANCE INDICATORS
	Position	Executive	Target Bonus %	Result		Cash Flow(2)	Qualitative
				Profit(1)	Margin
Group	Chairman & Chief Executive Officer	Robert A. Gannicott	100%	40%	n/a	30%	30%
(1)	Group profit is weighted 40% Luxury Brand Target, 40% Mining Target, and 20% Corporate Operating Profit.
(2)	Group free cash flow is weighted 50% Luxury Brand Target and 50% Mining Target.

2. Other Named Executive Officers - Target bonus awards range from 50% to 100% of base salary for balance of the Named Executive Officers. Actual bonus compensation is based on the degree to which the Corporation achieved certain metrics. The metrics were selected based on those parts of the business over which the executive had influence.

The following table sets out the respective weightings of the Group, Luxury Brand Segment, Mining Segment and individual components of the bonuses for each of the other Named Executive Officers. For each component, the annual incentive award would range from nil, if 90% or less of the targets were achieved, to a maximum of 120% of the target award if greater than 110% of the targets were achieved. The components are then summed to determine the bonus award.

SEGMENT	EXECUTIVE BONUS STRUCTURE – FISCAL 2013			KEY PERFOMANCE INDICATORS
	Position	Named Executive Officer	Target Bonus %	Result		Cash Flow(2)	Qualitative
				Profit(1)	Margin
Group	Group Chief Financial Officer	Cyrille Baudet	50%	40%	n/a	30%	30%
	Executive VP, Buying & Sourcing	James R.W. Pounds	50%	40%	n/a	30%	30%
Luxury Brand	Chief Executive Officer, HWI	Frederic de Narp	100%	30%	30%	30%	10%
	Global VP, Sales	Anthony Ledru	50%	20%	40%	20%	20%
(1)	Group profit is weighted 40% Luxury Brand Target, 40% Mining Target, and 20% Corporate Operating Profit.
(2)	Group cash flow is weighted 50% Luxury Brand Target and 50% Mining Target.

The following table provides further details of the respective weightings for each Named Executive Officer of the Group, Luxury Brand Segment, Mining Segment and individual components of the bonus.

		Robert A. Gannicott
		Cyrille Baudet	Frederic	Anthony
Key Performance Indicators		James R.W. Pounds	de Narp	Ledru
Profit		40%	30%	20%
Group - Corporate Operating Profit	weighting	0.2	n/a	n/a
Mining - Operating Profit		0.4	n/a	n/a
Luxury Brand - Operating Profit		0.4	1.0	1.0
Margin		n/a	30%	40%
Luxury Brand – Gross Margin	weighting	n/a	1.0	1.0
Cash Flow		30%	30%	20%
Mining Free Cash Flow before debt increase/repayment	weighting	0.5	n/a	n/a
Luxury Free Cash Flow before debt increase/repayment		0.5	1.0	1.0
Qualitative Measurement		30%	10%	20%

Fiscal 2013 Performance Metrics and Results

The following chart describes the Group Profit and Cash Flow performance metrics and results that made up the Fiscal 2013 goals and objectives. Achieving performance at target would result in a multiplier of 100% for each objective.

Executive Component	Performance Metric	Weighting	Actual Results ($000)	Scorecard Multiplier (1)
Group	Operating Profit	40%	$75,397	104%
	Free Cash Flow	30%	$75,099	49%
(1)	Ranges from 0% if 90% or less of the targets were achieved, to a max of 120% if more than 110% of targets were achieved.

It is the Corporation’s view that disclosure of the performance targets would seriously prejudice the Corporation in the competitive market in which it operates as the targets provide valuable information to the Corporation’s competitors regarding current and future financial and operating plans. It is not the Corporation’s practice to disclose sensitive budget information. Although the performance targets utilized are based upon the Corporation’s current and future financial and operating plans (and the assumptions and financial modeling underlying same), the potential exists that the Corporation may not achieve such targets and as such, it is difficult to assess in advance the likelihood of a Named Executive Office achieving his performance targets.

Fiscal 2013 Payout

As discussed under the heading “Compensation Discussion and Analysis” on page 28, the business of the Corporation has changed as a result of the Swatch Transaction and the Ekati Transaction. These two transactions impacted the determination of the actual payouts to the Named Executive Officers. As a result of the Swatch Transaction, the Fiscal 2013 payouts for Frederic de Narp, Cyrille Baudet and Anthony Ledru were determined and paid by the Swatch Group subsequent to the closing of the Swatch Transaction. The Human Resources & Compensation Committee and the Board only considered the Fiscal 2013 payouts for Robert A. Gannicott and James R.W. Pounds, which consideration also occurred subsequent to the closing of the Swatch Transaction.

In assessing the Chief Executive Officer’s individual performance against his personal goals, the Board and the Human Resources & Compensation Committee considered the following:

  The Corporation’s objectives and results achieved;
  Retail expansion, pricing of rough diamonds, and other strategic initiatives to enhance the Corporation’s capabilities and efficiencies;
  The strengthening of the leadership talent and staff capability across the business; and
  The identifying, negotiating and subsequent successful closing of the Swatch Transaction and the Ekati Transaction.

Overall, the Human Resources & Compensation Committee rated Mr. Gannicott’s achievement at 100% of his aggregate performance goals.

In assessing the individual performance of James R.W. Pounds against his personal goals, the Human Resources & Compensation Committee considered the following:

  The Corporation’s objectives and results achieved;
  Mining Segment individual performance objectives were targeted at expanding the rough diamond sorting capabilities and processing through specific implementation of strategic capital projects; and
  The personal contributions made in the Swatch Transaction and the Ekati Transaction.

Overall, the Human Resources & Compensation Committee rated Mr. Pounds’ achievement at 100% of his aggregate performance goals.

The following chart sets out the performance of the applicable Named Executive Officers, based solely on application of the raw metrics which were used to calculate the Fiscal 2013 payouts:

Named Executive Officer	Base Salary (US$)	Target %	Bonus Target (US$)	Profit %	Cash Flow %	Qualitative %	Overall Performance %	Uncapped Bonus (KPIs)
Robert A. Gannicott	1,002,707	100	1,002,707	103.7	48.9	100	86.1	863,330
James R.W. Pounds	580,568	50	290,284	103.7	48.9	100	86.1	249,934

The following chart sets out the actual bonus payments for Robert A. Gannicott and James R.W. Pounds. The Corporation did not make any bonus payment to Cyrille Baudet, Fredric de Narp and Anthony Ledru.

Named Executive Officer	Bonus Target (US$)	Actual Bonus (US$)	Actual Bonus Payout as a % of Target
Robert A. Gannicott(1)	$1,002,707	$1,002,707	100%
James R.W. Pounds(1)	$290,284	$290,284	100%
(1)	Converted into United States dollars at the Year End Exchange Rate.

3. Long Term Incentives

(a) In September, 2010, the Corporation implemented two Long Term Incentive (“LTI”) plans for selected executives of the Corporation and HWI, other than the Chief Executive Officer of the Corporation and the President and Chief Executive Officer of HWI. The first plan, the 2010 Restricted Share Unit Plan, was prepared for selected executives of the Corporation, who are granted RSUs. It is proposed that the 2010 Restricted Share Unit Plan be amended and restated (see “Approval of the Amended and Restated 2010 Restricted Share Unit Plan” on page 9). The second plan, the 2010 LTI Award Plan, was prepared for selected executives of HWI, who were granted LTI Awards. The objective of these two plans was to devise multi-year plans which are: market-based; fair and equitable to the executives of both the Corporation and HWI; simple to administer; and, understandable to the recipient. The award amount paid under the 2010 Restricted Share Unit Plan is based on the share price of the Corporation when the share units vest. The award amount paid under the 2010 LTI Award Plan was based on the change in the underlying equity value of HWI. In Fiscal 2013, both award amounts were settled in cash.

Under the LTI plans, the initial determination of a RSU or LTI award for both an executive of the Corporation or a HWI executive was made by the Human Resources & Compensation Committee, based on the executive’s salary multiplied by an appropriate LTI multiplier. In Fiscal 2013, the Human Resources & Compensation Committee applied multipliers for the executives ranging from 1.0 to 2.0. The LTI multiplier is derived from current North American market competitive practices for comparable executive levels based on market analysis conducted by Meridian, with consideration also for internal equity and the Corporation’s organizational structure.

Once the initial determination was made, the executive received awards which represented a notional or bookkeeping account, the amount of which adjusts with changes in (a) the Corporation’s share price (for the Corporation’s executives) or (b) the equity value of HWI (for HWI’s executives) from the time the award was made to the time of payment and vesting. The awards vest, in both cases, equally over a period of 3 years. Earlier vesting also occurs in the case of death, retirement or Change of Control. The Human Resources & Compensation Committee annually reviews all long term incentive plans of the Corporation, including the LTI plans, and reports to the Board on suggestions to modify such plans, as appropriate. When considering the making of a new grant under the Corporation’s LTI plans, the Human Resources & Compensation Committee takes into account previous grants made under such plans.

On July 18, 2012 the shareholders of the Corporation approved the adoption of the 2012 Restricted Share Unit Plan for Frederic de Narp. Under this plan, the issuance of 110,000 Common Shares was authorized and approved, and the grant of 101,449 RSUs, redeemable on a one for one basis into Common Shares was approved, ratified and confirmed.

For Fiscal 2013, the following table sets out the multipliers for the Named Executive Officers, and actual RSUs and LTI Awards made:

Named Executive Officer	Target LTI Multiplier (multiple of base salary)	RSUs Granted (# of Units)	Value of RSUs (US$)(1)	LTI Awards Granted (US$)
Cyrille Baudet(2)	1.4	20,750	301,083	231,000
Frederic de Narp	2.0	101,449	1,415,550(3)	2,875,000
James R.W. Pounds	1.4	55,520	805,597	-
Anthony Ledru	1.0	Nil	Nil	400,000
(1)

The value of these RSUs was determined based on a share price of Cdn$14.60 on April 6, 2012 (Human Resources & Compensation Committee approval date), the average of the closing price of the Corporation’s common shares on the five trading days prior to April 6, 2012, and was converted into United States dollars at the April 6, 2012 exchange rate.

(2)	Mr. Baudet participated in both the 2010 Restricted Share Unit Plan and the 2010 LTI Award Plan.
(3)	Mr. de Narp was awarded 101,449 RSUs based on a share price of Cdn$13.85 on April 20, 2012 (converted into United States dollars at the April 20, 2012 exchange rate).

(b) Stock Options – Prior to Fiscal 2011, stock options were granted to selected officers (including Named Executive Officers) under the Corporation’s Stock Option Plan, as described on pages 47 and 49 of this Management Proxy Circular (see “Securities Authorized for Issuance under Equity Compensation Plans”). The size of these options was based, in part, on the historical performance of the Corporation measured against defined targets. These options generally had a ten-year term and an exercise price equal to the closing price of the Common Shares on the TSX on the trading day immediately preceding the date of grant, or where there is no such closing price, the average of the most recent bid and ask of the Common Shares on the TSX (the “Market Price”).

Beginning in Fiscal 2011, stock options have only been granted to the Chief Executive Officer of the Corporation, who does not participate in the LTI plans described above.

In Fiscal 2013, options to acquire a total of 350,000 Common Shares were granted to the Chief Executive Officer of the Corporation at an exercise price of $14.00 per share. Such option grant represents 0.4% of the outstanding shares of the Corporation on January 31, 2013. These options have a 5-year term, and will vest rateably over the three years following the date of grant (December 11, 2012), the first tranche vested on March 31, 2013. The amount of the option grant was determined by the Human Resources & Compensation Committee, and approved by the Board, with reference to a market-based economic value based on a value of the grant using the Black-Scholes valuation model. In particular, the award size determination considered the median competitive range for long-term incentive values for other chief executive officers from the external compensation surveys described earlier (see “Competitive Positioning of Compensation”), as well as the Corporation’s Fiscal 2012 performance and the Chief Executive Officer’s contribution to that performance.

Additional information regarding the Corporation’s Stock Option Plan can be found on pages 47 and 49 of this Management Proxy Circular (see “Securities Authorized for Issuance under Equity Compensation Plans”).

(c) HWI CEO Plan – On January 4, 2010, Mr. Frederic de Narp commenced employment as President and Chief Executive Officer of HWI. Mr. de Narp’s employment contract provided for a specific LTI program (the “HWI CEO Plan”). Under the HWI CEO Plan, HWI maintained a long term incentive plan account (“LTIP Account”) for Mr. de Narp. Credits to the LTIP Account were conditional upon Profit Results over specific profit goals. For the purposes of the HWI CEO Plan, “Profit Results” meant the gross profit, minus SG&A expenses of HWI and its subsidiaries on a consolidated basis for a fiscal year for which the LTIP Account is being credited, less the cost of capital for that fiscal year.

On April 1, 2012, the HWI CEO Plan was terminated and was replaced with the following LTI compensation arrangement. Mr. de Narp was granted LTI Awards of $2,875,000 under the 2010 LTI Award Plan, vesting equally over a three year period. In addition, he was awarded a single one-time award of 101,499 RSUs, redeemable on a one for one basis into Common Shares, pursuant to the 2012 Restricted Share Unit Plan (see “Long Term Incentives” on page 36).

4. Benefits – Benefits for the Named Executive Officers, including life insurance, health and dental plans, and short and long term disability plans, and defined contribution retirement plans are maintained at a level that is considered competitive and similar to what all employees receive (see “Pension Plan Benefits and Deferred Compensation Plan” on page 44 of this Management Proxy Circular).

Fiscal 2014 Changes to Compensation Policies and Practices

(a) Base Salaries - For Fiscal 2014, the Board approved a 3% salary increase to employees who were employees of the Corporation immediately prior to the Swatch Transaction, and remained as employees of the Corporation immediately after the Swatch Transaction.

(b) Annual Incentives and Long Term Incentives - In light of the significant changes of its business, as a result of the Swatch Transaction and the Ekati Transaction, the Corporation is reviewing, and will be significantly revising, its short and long term incentive programs. The Ekati Diamond Mine currently has three key performance indicators: annual carats recovered, operating cost, and recordable injuries. The Corporation may consider these, and/or other measures for the new short and long term incentive programs.

Share Ownership Guidelines

The Corporation introduced Share Ownership Guidelines for selected executive officers in Fiscal 2013 to further align the interests of senior executives with the interests of shareholders. These guidelines apply to the Chairman & Chief Executive Officer, President and Chief Executive Officer of HWI, the Group Chief Financial Officer, selected Executive Vice Presidents, and selected Vice Presidents. The guidelines, as outlined in the table below, can be complied with through the ownership of shares outright (by the executive and immediately family members residing in the same household), and RSUs issued as part of an executive’s long-term compensation (whether vested or not).

Executive Level	Guideline
Chairman and Chief Executive Officer	5 x annual base salary
President and Chief Executive Officer of HWI	2.5 x annual base salary
Group Chief Financial Officer, Executive Vice-Presidents, and Selected Vice Presidents	1.25 x annual base salary

Guidelines are expressed and determined as a multiple of an executive’s base salary, and then are converted to a fixed number of shares. Participants are required to achieve their assigned guidelines within five years of becoming subject to the guidelines. If a participant’s guideline increases because of a change in title, a five year time frame to achieve the incremental guideline begins in January following the year of the title change.

The Human Resources & Compensation Committee will review compliance with these guidelines annually, and in its sole discretion may impose such conditions, restrictions or limitations on any executive as it determines appropriate in order to achieve the underlying purposes of these guidelines.

As of the date of this Management Information Circular, only the Chief Executive Officer of the Corporation has achieved the ownership guidelines. James R.W. Pounds, being the only other remaining Named Executive Officer post the Swatch Transaction has until 2018 to achieve the guidelines. New officers who become subject to the Share Ownership Guidelines will have a five year time frame to achieve the guidelines.

Other Compensation Policies of the Corporation

Change of Control
The selection of the events that trigger payment to a Named Executive Officer in the event of a Change of Control are negotiated and documented in each employment contract, with the attempt to balance the protection of the executive upon a Change of Control with the continuation of employment of the executive in the event such a Change of Control occurs. As noted on pages 44 to 47 of this Management Proxy Circular under the heading “Termination and Change in Control Benefits”, there are certain circumstances that trigger payment, vesting of stock options or RSUs, or the provision of other benefits to a Named Executive Officer upon termination and Change of Control.

Risk
In Fiscal 2012, the Human Resources & Compensation Committee’s risk oversight activities were formally expanded by amending its Charter to include a mandatory report to the Board on the linkages between the Corporation’s pay practices and risk. In Fiscal 2013, the annual assessment was conducted by management with the assistance of the Committee’s independent consultant, Meridian. The assessment was based on a scorecard that reviewed 37 dimensions across the following five categories:

  Pay philosophy and governance;
  Pay mix and balance;
  Incentives and performance measurement;
  Stock-based incentives/ownership; and
  Other policies and provisions.

After considering the results of the assessment, the Human Resources & Compensation Committee did not identify any risks arising from the Corporation’s compensation policies and practices that would be reasonably likely to have a material adverse effect on the Corporation.

Executive Trading Policy
Under the Corporation’s Insider Trading Policy, officers, directors and employees shall not engage in short-term, speculative transactions involving the Corporation’s securities. This would include short sales and buying or selling put or call options or other derivative securities relating to the Corporation’s shares. In the Corporation’s view, such trading is an activity more normally associated with “professional” traders and is, therefore, inconsistent with an insider’s role with, and duties to, the Corporation.

Compensation Clawback
The Corporation is required to comply with the Sarbanes-Oxley Act of 2002, and the rules adopted by the SEC pursuant to that Act. In addition, the Human Resources & Compensation Committee intends to examine the requirements, once released, of proposed rules under the United States Dodd-Frank Act in regards to executive recoupment or “clawback” of incentive compensation to consider if a “clawback” policy should be adopted.

Discretion
The Human Resources & Compensation Committee has the authority to set performance measures and targets in relation to incentive programs for executives. It also has the general authority to amend such measures and targets, and the measurement of results to reflect business conditions, circumstances, and events not predicted when setting targets. The application of this authority is at the sole discretion of the Committee. In addition, the Committee does make some qualitative assessments of the individual performance and achievement of personal goals in incentive programs (e.g. assessment of non-financial goals).

Performance Graph

The following graph compares the yearly percentage change in the Corporation's cumulative total shareholder return on its Common Shares with the cumulative total return of the S&P/TSX Composite Index (assuming reinvestment of dividends and considering a $100 investment in Common Shares on January 31, 2008). For this purpose, the yearly change in the Corporation's cumulative total shareholder return is calculated by dividing the difference between the price for the Common Shares at the end and the beginning of the "measurement period" by the price for the Common Shares at the beginning of the measurement period. "Measurement period" means the period beginning at the market close on the last trading day before the beginning of the Corporation's fifth preceding fiscal year, through and including the end of the Corporation's most recently completed fiscal year.

Cumulative Value of $100 Invested

Fiscal Years ended January 31st	2008	2009	2010	2011	2012	2013
Dominion Diamond Corporation	$24.75	$4.88	$9.83	$10.83	$11.73	$14.72
Value of $100 Investment	$100.00	$19.72	$39.72	$43.76	$47.39	$59.47
S&P/TSX Composite	32,665.06	22,287.88	29,360.52	36,840.37	34,759.27	36,500,63
Value of $100 Investment	$100.00	$68.23	$89.88	$112.78	$106.41	$111.74
(1)	All Dollars Amounts referenced in the performance graph are in Canadian Dollars.

The decline in total shareholder return through Fiscal 2009 was due in part to the reduction in dividend payment amounts and a change in global economic circumstances. However, the performance graph illustrates the continued strong performance of our total shareholder return relative to the index over the course of Fiscal 2010 to 2013. Our total shareholder return significantly outperformed the index from Fiscal 2010 to 2013, being approximately 200% percent compared to approximately 65% percent for the S&P/TSX Composite Index.

Overall, the compensation levels of our Named Executive Officers reflect the significant success in generating increased total shareholder return for our shareholders for Fiscal 2010 to 2013. However, over the Fiscal 2010 to 2013 period, the percentage increase in total compensation paid to the Named Executive Officers was somewhat less (by about one-quarter) than the percentage change in total shareholder return to shareholders. Through Fiscal 2010, annual bonuses and long-term incentives were severely impacted by the decrease in share price and Named Executive Officer compensation remained fairly flat, with improvements being seen in Fiscal 2011 as the share price showed strong improvement.

The Human Resources & Compensation Committee is satisfied that the pattern of compensation of the Chief Executive Officer and other executives has reflected the performance of the Corporation against the range of measures used for our incentive compensation plans, and against the market. Overall compensation levels in each of the past several years are within the range determined by the Human Resources & Compensation Committee as appropriate, and are in line with the Corporation’s performance such that the Human Resources & Compensation Committee has concluded that the compensation strategy is working effectively both for shareholders of the Corporation and for the executives.

SUMMARY COMPENSATION TABLE

Summary Compensation Table

The following table sets forth the compensation awarded, paid to or earned by the Named Executive Officers, during Fiscal 2013, Fiscal 2012 and Fiscal 2011.

Name and Principal Position	Year Ended January 31st	Salary (US$)	Share- Based Awards (US$)	Option- Based Awards (US$) (1)	Non-Equity Incentive Plan Compensation (US$)		Pension Value (US$)	All Other Compensation (US$)	Total Compensation (US$)
					Annual Incentive Plans	Long- Term Incentive Plans
Robert A. Gannicott	2013	997,805(2)	-	1,888,335	1,002,707(3)	-	-	-	3,888,850
Chief Executive Officer	2012	1,009,269	-	2,378,498	921,527	-	-	-	4,309,294
	2011	974,279	-	1,688,931	998,502	-	-	-	3,661,713
Cyrille Baudet(9)	2013	373,957	301,083(4)	-	-	231,000(4)	-	15,000(6)	921,040
Group	2012	247,866	210,326(4)	-	118,298	140,000(4)	-	74,036(5)(6)	790,525
Chief Financial Officer
Frederic de Narp(7) (9)	2013	783,270	1,415,550(10)	-	-	2,875,000(4)	-	108,000(6)(12)	5,181,820
President and Chief	2012	900,000	-	-	396,741	-	-	14,700(6)	1,311,441
Executive Officer, HWI	2011	900,000		-	450,000	-	-	14,700	1,364,700
James R.W. Pounds	2013	577,729(2)	805,597(4)	-	290,284(3)	-	-	-	1,673,610
Executive Vice-President,	2012	584,367	694,587(4)	-	213,425	-	-	-	1,492,379
Buying and Sourcing	2011	564,108	561,448(4)		231,253	-	-	-	1,356,809
Anthony Ledru(8) (9) , Global	2013	403,077	-	-	-	400,000(4)	-	15,000(6)	818,077
Vice-President, Sales	2012	276,673	-	-	129,064	280,000(4)	-	204,696(11)	890,433
(1)

For the options granted on September 7, 2010, the Corporation used a Black-Scholes option pricing model in accordance with IFRS 2 Share Based Payments. The Corporation used the following assumptions: risk-free rate of 2.13%, dividend yield of 0%, volatility factor of 50%, and expected life of the options of 5.9 years converted at the September 7, 2010 Exchange Rate. The options were granted at an exercise price of Cdn$12.35, being the closing price of the Corporation’s shares on the TSX on the date immediately preceding the date of grant. Each option expires ten years after the date of its grant. For the options granted on April 7, 2011, the Corporation used a Black- Scholes option pricing model in accordance with IFRS 2 Share Based Payments. The Corporation used the following assumptions: average risk-free rate of 2.41%, dividend yield of 0%, volatility factor of 50%, and expected life of the options of 3.5 years. The options were granted at an exercise price of Cdn$16.70, being the closing price of the Corporation’s shares on the TSX on the date immediately preceding the date of grant. Each option expires five years after the date of its grant. For the options granted on April 23, 2012, the Corporation used a Black-Scholes option pricing model in accordance with IFRS 2 Share Based Payments. The Corporation used the following assumptions: average risk-free rate of 1.17%, dividend yield of 0%, volatility factor of 50%, and expected life of the options of 3.5 years. The options were granted at an exercise price of Cdn$14.00, being the closing price of the Corporation’s shares on the TSX on the date immediately preceding the date of grant. Each option expires five years after the date of its grant.

(2)	Converted into United States dollars at the Average Exchange Rate.
(3)	Converted into United States dollars at the Year-End Exchange Rate.
(4)

The table below shows the long term incentive awards outstanding for each Named Executive Officer, and the value of the RSUs at January 31, 2013 converted as applicable into United States dollars at the Year-End Exchange Rate. Details of the Long Term Incentive Plans can be found on page 36 of this Management Proxy Circular (see “Long-term Incentives”).

LONG TERM INCENTIVES OUTSTANDING AS OF JANUARY 31, 2013

Name	Number of RSUs	Value of RSUs (US$)	LTI Awards (US$)
Robert A. Gannicott	N/A	N/A	N/A
Cyrille Baudet	28,950	427,298	324,333
Frederic de Narp	101,449	1,497,372	2,875,000
James R. W. Pounds	97,943	1,445,624	N/A
Anthony Ledru	N/A	N/A	586,666

The table below shows the long term incentive awards granted in Fiscal 2013. The payout value of the RSUs will be based upon the 5 day average closing price of the Common Shares prior to the payout date, and will include accumulated dividend equivalents automatically credited.

LONG TERM INCENTIVE AWARDS GRANTED IN FISCAL 2013

Name	Granted	Period until Payout
Frederic de Narp	LTI Award of US$1,500,000	US$500,000 on March 31, 2013
US$500,000 on March 31, 2014
US$500,000 on March 31, 2015
	LTI Award of US$1,000,000	US$500,000 on March 31, 2013
US$500,000 on March 31, 2014
	LTI Award of US$375,000	US$375,000 on March 31, 2013
Cyrille Baudet	20,750 RSUs	6,917 on March 31, 2013
6,917 on March 31, 2014
6,916 on March 31, 2015
	LTI Award of US$231,000	US$77,000 on March 31, 2013
US$77,000 on March 31, 2014
US$77,000 on March 31, 2015
James R. W. Pounds	55,520 RSUs	18,507 on March 31, 2013
18,507 on March 31, 2014
18,506 on March 31, 2015
Anthony Ledru	LTI Award of US$400,000	US$133,334 on March 31, 2013
US$133,333 on March 31, 2014
US$133,333 on March 31, 2015

RSUs granted in Fiscal 2011 vest one-third on March 31, 2011, and one-third on each anniversary thereafter. The value of these RSUs was determined based on a share price of Cdn$12.85 on September 2, 2010 (Human Resources & Compensation Committee approval date), the average closing price of the Common Shares on the five trading days prior to September 2, 2010 converted into United States dollars at the September 2, 2010 Exchange Rate of 0.9492. RSUs granted in Fiscal 2012 vest one-third on March 31, 2012, and one-third on each anniversary thereafter. The value of these RSUs was determined based on a share price of Cdn$16.39 on April 7, 2011 (Human Resources & Compensation Committee approval date), the average closing price of the Common Shares on the five trading days prior to April 7, 2011 converted at the Year-End Exchange Rate. RSUs granted in Fiscal 2013 vest one-third on March 31, 2013, and one-third on each anniversary thereafter. The value of these RSUs was determined based on a share price of Cdn$14.60 on April 4, 2012 (Human Resources & Compensation Committee approval date), the average closing price of the Common Shares on the five trading days prior to April 4, 2012 converted at the Year-End Exchange Rate.

(5)	This amount includes housing benefit and relocation allowance for Mr. Baudet.
(6)	Includes contribution to the defined contribution 401(k) plan of HWI.
(7)	Mr. de Narp was appointed as the President and Chief Executive Officer of HWI on January 4, 2010.
(8)	Mr. Ledru was appointed as the Global Vice-President, Sales of HWI on May 9, 2011.
(9)	In connection with the Swatch Transaction, the Corporation did not pay year-end bonuses to Messrs. de Narp, Baudet and Ledru.
(10)

RSUs awarded to Mr. de Narp were valued based on what his 2011-2012 long term incentive plan payments would have been, being $1,415,500 (Cdn$1,405,075), divided by the closing price of the Common Shares on the TSX on April 20, 2012, being Cdn$13.85.

(11)	Mr. Ledru was paid a signing bonus of $200,000 at the commencement of his employment with HWI.
(12)	This amount includes $15,000 contribution to the defined contribution 401(k) plan of HWI along with the 2011 and 2012 contributions of $46,500 each to Mr. de Narp’s Executive Defined Plan.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards as at January 31, 2013

Name	Option-Based Awards			Share-Based Awards(1)
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (US$)(2)	Option Expiration Date (M/D/Y)	Value of Unexercised In-the- Money Options (US$)(3)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share- Based Awards that Have Not Vested (US$)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (US$)
Robert A. Gannicott	100,000	26.38	04/17/2013	0	-	-	-
	110,000	41.11	04/07/2014	0
	416,000	3.77	04/07/2019	4,563,361
	300,000	12.32	09/07/2020	712,925
	350,000	16.65	04/07/2016	0
	350,000	14.00	11/12/2017	252,682
Cyrille Baudet	N/A	N/A	N/A	N/A	28,950(4)	427,298(4)	-
Frederic de Narp	N/A	N/A	N/A	N/A	-	-	-
James R.W. Pounds	10,000	26.38	04/17/2013	0	97,943	1,445,624	-
	207,000	3.77	04/07/2019	2,270,711
Anthony Ledru	N/A	N/A	N/A	N/A	0	0	-
(1)

Share-based awards represent outstanding RSUs. The payment value of the RSUs is based on the last trade of the Common Shares on the TSX prior to the close of business on January 31, 2013, of Cdn$14.72 converted into United States dollars at the Year End Exchange Rate.

(2)	Options are granted in Canadian dollars. The option exercise price has been converted into United States dollars at the Year End Exchange Rate.
(3)	Based on the last trade of the Common Shares on the TSX prior to the close of business on January 31, 2013, of Cdn$14.72 converted at the Year End Exchange Rate.
(4)	In connection with the Swatch Transaction, 11,017 share-based awards vested and were paid out. The balance of the outstanding share based awards issued to Cyrille Baudet expired prior to vesting.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-Based Awards – Value Vested During the Year (US$)(1)	Share-Based Awards – Value Vested During the Year (US$)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (US$)(2)
Robert A. Gannicott	11,738	-	1,002,707
Cyrille Baudet	-	44,078	-
Frederic de Narp	-	-	-
James R.W. Pounds	-	424,483	290,284
Anthony Ledru	-	-	-
(1)

Represents the dollar value that would have been realized if the options that vested during the year had been exercised on the vesting date. This is calculated by multiplying the number of options that vested during the year by the difference between the closing price of the Common Shares on the TSX on the date of vesting and the exercise price of the options each converted into United States dollars at the vesting date exchange rate of 1.0223 at September 7, 2012.

(2)	Represents the bonuses awarded for Fiscal 2013. In connection with the Swatch Transaction, the Corporation did not pay year-end bonuses to Messrs. de Narp, Baudet and Ledru.

Pension Plan Benefits and Deferred Compensation Plan

No Named Executive Officer is a member of a defined benefit plan. Messrs. Gannicott and Pounds are not members of a defined pension plan or a defined contribution plan, and no pension is payable to either of them upon retirement.

No Named Executive Officer is a member of the Corporation’s Canadian registered defined contribution plan whereby the Corporation matches an employee’s contribution to his or her registered retirement savings plan to a maximum of 6% of the employee’s salary and subject to the maximum contribution limits under the Income Tax Act (Canada).

Named Executive Officers in the United States were eligible to participate in the HWI defined contribution plan, which was a qualified 401(k) plan. Under the 401(k) plan, the United States Named Executive Officers were allowed to contribute up to 6% of their salary, to a maximum of $17,000 for the 2012 calendar year. The executive’s contributions were matched, subject to IRS limits of compensation that can be taken into account for employer matching. For the 2012 calendar year, that amount was capped at $250,000, rendering the maximum contribution allowed for Named Executive Officers in the United States at $15,000.

The following table outlines the change in value of the defined contribution plan holdings of the Named Executive Officers over the course of fiscal 2013.

Defined Contribution Plans

Name	Accumulated Value at February 1, 2012 (US$)	Compensatory (US$)(1)	Accumulated Value at January 31, 2013 (US$)(2)
Robert A. Gannicott	-	-	-
Cyrille Baudet	12,743	15,000	45,619
Frederic de Narp	66,553	15,000	99,592
James R.W. Pounds	-	-	-
Anthony Ledru	12,468	15,000	46,983
(1)	Contribution by HWI to defined contribution 401(k) plan of HWI.
(2)	Includes investment earnings and employee contributions during fiscal 2013. During fiscal 2013, Mr. Baudet, Mr. de Narp and Mr. Ledru each contributed $17,000 to the plan.

Furthermore, key executives in the United States were eligible to participate in HWI’s deferred compensation plan ,under which a participant could elect to defer salary, sales commission, and incentive compensation or bonus. In Fiscal 2013 no Named Executive Officers were contributing to the deferred compensation plan. At the commencement of his employment, HWI agreed with Mr. de Narp to contribute $46,500 per year for each completed year of service to his deferred compensation plan account. However, the plan under which such contributions would be made was not established until Fiscal 2012 and no contributions were made in Fiscal 2012. As a result, the contribution to Mr. de Narp under the deferred compensation plan corresponding to Fiscal 2011 and Fiscal 2012 for $46,500 each were made in calendar year 2012 and such contribution is reflected in the Corporation’s Fiscal 2013 Summary Compensation Table.

Termination and Change in Control Benefits

The Corporation is the contracting party for the employment agreements with Robert A. Gannicott and James R. W. Pounds. HWI was the contracting party for the employment agreements with Frederic de Narp, Cyrille Baudet and Anthony Ledru. HWI ceased to be a subsidiary of the Corporation on the completion of the Swatch Transaction (see “Compensation Discussion and Analysis” on page 28). The compensation set out in the Summary Compensation Table reflects the compensation levels contained in the various agreements, subject to periodic review by the Human Resources & Compensation Committee. The following table sets out five scenarios of termination and explains the compensation that would be paid to the Named Executive Officers in event of such termination:

Compensation Element	Resignation	Termination with Cause	Termination Without Cause(1)	Retirement	Change in Control
Base Salary	Ends immediately	Ends immediately	As negotiated, paid in lump sum, generally within 5 business days of termination	Ends immediately	As negotiated
Annual Incentives (Bonus)	Entitled to unpaid Bonus	Forfeited	As negotiated, paid in lump sum, generally within 5 business days of termination	Entitled to unpaid Bonus	As negotiated
Long Term Incentives Stock Options	Unvested options cancelled, vested options expire in 60 days	Unvested options cancelled, vested options expire in 60 days	Unvested options cancelled, vested options expire in 60 days	Unvested options cancelled, vested options expire in 60 days	Options become fully vested
Long Term Incentives RSUs	Receive the value of vested RSUs, unvested RSUs cancelled	Receive the value of vested RSUs, unvested RSUs cancelled	Receive the value of vested RSUs, unvested RSUs cancelled	Receive the value of vested RSUs, unvested RSUs cancelled	Unvested RSUs which would have vested within one year of a Change in Control will vest immediately, balance continue to vest and be payable in accordance with Plan.

Compensation Element	Resignation	Termination with Cause	Termination Without Cause(1)	Retirement	Change in Control
Long Term Incentives LTI Awards	Forfeit all rights to unvested LTI Awards, unless otherwise determined by the Committee in its sole discretion. Any Vested LTI Award Amount will continue to be governed by Plan.	Forfeit all rights to unvested LTI Awards, unless otherwise determined by the Committee in its sole discretion. Any Vested LTI Award Amount will continue to be governed by Plan.	Forfeit all rights to unvested LTI Awards, unless otherwise determined by the Committee in its sole discretion. Any Vested LTI Award Amount will continue to be governed by Plan.	Forfeit all rights to unvested LTI Awards, unless otherwise determined by the Committee in its sole discretion. Any Vested LTI Award Amount will continue to be governed by Plan.	Any award which would have vested within one year of Change in Control will vest, balance continue to vest and be payable in accordance with Plan.
Benefits(2)	None	None	Coverage as negotiated	None	Coverage as negotiated
(1)	The following table sets out the amount to be paid to the Named Executive Officers upon termination or a triggering event:

Named Executive Officer	Type of Termination or Triggering Event	Payment
Robert A. Gannicott	Termination without just cause, or if he elects to terminate his agreement within six months of a Change in Control

(a) A payment equal to three times his then current annual salary; and (b) an amount equal to three times the greater of: (i) his last year’s bonus; or (ii) the average of his bonuses for the last two fiscal periods.

Frederic de Narp	Termination without cause or for Good Reason

(a) a payment equal to two times his then current base salary; and (b) an amount equal to two times the greater of (i) his last year’s bonus, or (ii) the average of his bonuses for the last two fiscal periods

Upon the purchase of all of the issued and outstanding shares of HWI by an arm's length third party

Entitled to 2.5% of the amount by which the value of the shares of HWI has increased from the commencement of his employment to the date of the sale, less amounts payable to him under the 2010 LTI Award Plan and the value of the RSUs which vested under the 2012 Restricted Share Unit Plan

Cyrille Baudet	Termination without just cause within six months of a Change in Control of the Corporation, or HWI and the Corporation does not offer him employment	Payment equal to 18 months of his then current annual salary
James R. W. Pounds	Termination without just cause, or if he elects to terminate the agreement within six months of a Change in Control for Good Reason

(a) A payment equal to two times his then current annual salary; and (b) an amount equal to two times the greater of: (i) his last year’s bonus; or (ii) the average of his bonuses for the last two fiscal periods.

Anthony Ledru	Termination without just cause within twelve months of a Change in Control of the Corporation, or HWI and the Corporation does not offer him employment	Payment equal to 18 months of his then current annual salary
(2)	The executive employment agreements obligate the Corporation to pay for existing benefit plan coverage for certain period of time: Mr. Gannicott, 3 years; Mr. Pounds, 2 years and Mr. de Narp, 1 year.

The estimated additional payment to certain Named Executive Officers in the case of termination under the above-noted scenarios, assuming that the triggering event took place on the last business day of the Corporation’s most recently completed financial year, are set out in the following table:

Named Executive Officer	Compensation Element	Resignation (US$)	Termination With Cause	Termination Without Cause (US$)	Retirement (US$)	Change in Control (US$)
Robert A. Gannicott(1)	Salary and Bonus	-	-	6,016,244	-	6,016,244
	Stock Options	5,528,968	-	5,528,968	5,528,968	5,528,968
	Total	5,528,968	-	11,545,212	5,528,968	11,545,212

Named Executive Officer	Compensation Element	Resignation (US$)	Termination With Cause	Termination Without Cause (US$)	Retirement (US$)	Change in Control (US$)
James R. W. Pounds(1)	Salary and Bonus	-	-	1,741,703	-	1,741,703
	Stock Options	2,270,711	-	2,270,711	2,270,711	2,270,711
	RSUs	-	-	-	-	699,469
	Total	2,270,711	-	4,012,414	2,270,711	4,711,883
(1)	Converted into United States dollars at the Year End Exchange Rate.

Mr. Gannicott’s executive employment agreements contain an indefinite non-disclosure provision. Mr. Pounds’ executive employment agreement contains an indefinite non-disclosure provision and a 12 month non-solicitation provision following termination of employment.

Subsequent Event - Sale to Swatch
In Fiscal 2014, the sale of HWI to the Swatch Group, and the termination of Frederic de Narp’s employment by HWI on the date of closing of the Swatch Transaction, triggered certain accelerations of the compensation to Frederic de Narp, Cyrille Baudet and Anthony Ledru.

As a result of the change of control of HWI, the portion of the LTI awards otherwise payable to Cyrille Baudet and Anthony Ledru on March 31, 2013 vested on March 26, 2013 and were paid to them ($123,667 and $226,667, respectively).

As a result of the change of control of HWI, the portion of the RSUs otherwise payable to Cyrille Baudet and James R.W. Pounds vested on March 26, 2013 and their value was paid to them ($184,256 and $792,585, respectively). As Cyrille Baudet ceased to be an employee of the Corporation on March 26, 2013, the balance of his RSUs was forfeited.

As a result of both the sale of all of the shares of HWI, and his termination of employment by HWI, Frederic de Narp became entitled to the following payments:

  Termination benefit of $2,900,000;
  Payout of this LTI Awards in the amount of $2,053,112.76;
  Payout of contributions to the Executive Deferred Plan in the amount of $139,500;
  Vesting of 101,499 RSUs under the 2012 Restricted Share Unit Plan to be paid in Common Shares; and
  A payment of $7,343,627.79 representing his entitlement upon the purchase of all of the issued and outstanding shares of HWI by the Swatch Group (see “Termination and Change in Control Benefits“ on page 44).

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following tables provide information as of January 31, 2013, concerning options outstanding, and Common Shares available for future issuance, pursuant to the Stock Option Plan (as defined below), and the 2012 Restricted Share Unit Plan, which have been approved by the shareholders of the Corporation and which are currently the only compensation plans of the Corporation under which equity securities of the Corporation are authorized for issuance:

Stock Option Plan

Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of Common Shares remaining available for future issuance under the stock option plan
2,362,175	Cdn$12.56	2,469,745

The Corporation currently has in place a stock option plan, which was adopted by the directors of the Corporation on June 12, 2000 and approved by the shareholders of the Corporation on July 27, 2000, as amended (the “Stock Option Plan”). An increase in the maximum number of Common Shares issuable pursuant to the Stock Option Plan to 6,000,000 from 4,500,000 was approved by the directors of the Corporation on March 31, 2008 and approved by the shareholders of the Corporation at the shareholders’ meeting held on June 4, 2008. On June 4, 2009, the Board amended the Stock Option Plan, without the necessity of shareholder approval to clarify the “Option Term” upon disability, death and termination. On January 13, 2011, the Board amended the Stock Option Plan to delete reference to cashless exercises due to amendments to the tax treatment of employee stock options under the Income Tax Act (Canada).

The material provisions of the Stock Option Plan are as follows:

(a)

the persons who are eligible to be granted options under the Stock Option Plan are “service providers”, which means (i) any director, officer or employee or insider of the Corporation or any of its affiliates, and (ii) any other person or company engaged to provide ongoing consulting, technical, management or other services to the Corporation or any affiliated entity of the Corporation (and upon the receipt of a grant of options, each an “Optionee”);

(b)	as of the date hereof, there are stock options outstanding in respect of an aggregate of 2,036,000 Common Shares, representing approximately 2.3% of the currently outstanding Common Shares;

(c)

the Corporation has adopted policies which impose trading restrictions preventing officers, directors and employees from trading in securities of the Corporation (including exercising stock options) during certain periods (“Black-Out Periods”), and the Stock Option Plan provides that if the expiry date of an option granted under the Stock Option Plan would otherwise occur during or within ten calendar days following a Black-Out Period, the expiry date of such option shall be extended to the first business day which is at least ten calendar days after the end of the Black-Out Period;

(d)

the number of Common Shares reserved for issuance to any one person, shall not exceed 2% of the number of Common Shares issued and outstanding on a non-diluted basis (the “Outstanding Issue”), at the time of such grant;

(e)

the number of Common Shares reserved for issuance to Optionees who are, at the time of the particular grant, Related Persons (as defined in the Stock Option Plan), shall not exceed 10% of the Outstanding Issue, at the time of such grant;

(f)

the number of Common Shares issued within any one year period pursuant to the exercise of options to Optionees who are, at the time of issuance, Related Persons, shall not exceed 10% of the Outstanding Issue at that time, less the number of Common Shares which have been issued pursuant to the Stock Option Plan in the twelve month period immediately preceding such time (the “Adjusted Outstanding Issue”);

(g)

the number of Common Shares issued within any one year period pursuant to the exercise of Options and Existing Options to any one Related Person and his or her associates shall not exceed 2% of the Adjusted Outstanding Issue;

(h)

the exercise price for the Common Shares under each option granted under the Stock Option Plan is be determined by the Board, or by a committee appointed for this purpose by the board, on the basis of the market price at the time of granting of each option. If at the time of grant of an Option the shares of the Corporation are listed on the TSX, the exercise price may not be less than the market price on the TSX, where “market price” means the prior trading day closing price of the shares of the Corporation, or where there is no such closing price, the average of the most recent bid and ask of the shares of the Corporation on the TSX;

(i)

options granted under the Stock Option Plan may, at the discretion of the Board or Human Resources & Compensation Committee, provide that the number of shares which may be acquired pursuant to the option shall not exceed a specified number or percentage each year (or other specified period) during the term of the option (a "vesting restriction"); however, all options become immediately exercisable upon the occurrence of an “Acceleration Event” as defined in the Stock Option Plan, which includes a take-over of the Corporation, a merger of the Corporation where the Corporation is not the continuing or surviving corporation, the sale of all or substantially all of the assets of the Corporation, or the liquidation or dissolution of the Corporation;

(j)	options may be granted under the Stock Option Plan for a term not exceeding ten years;

(k)

if a holder of an option ceases to be a service provider to the Corporation (other than as a result of the death of such holder), such holder’s options terminate on the earlier of (i) 60 days after the holder ceases to be a service provider, and (ii) the original expiry date of the option;

(l)

if a holder of an option dies while he or she is a service provider, such holder’s options terminate on the earlier of (i) one year after the date of death of the holder, and (ii) the original expiry date of the option;

(m)

options may not be assigned or transferred, except (i) by will or by the laws of descent and distribution, or (ii) transfers to (A) personal holding companies controlled by a service provider, the shares of which are held directly or indirectly by the service provider, his or her spouse, minor children and/or minor grandchildren, or (B) a registered retirement savings plan established by and for the sole benefit of a service provider, or (C) an inter vivos trust if the service provider is the trustee, and the beneficiaries of which trust include only the service provider, his or her spouse, minor children and minor grandchildren;

(n)

the Board may from time to time amend the Stock Option Plan without approval from shareholders of the Corporation, other than with respect to the following matters: (i) the maximum number of Common Shares reserved for issuance under the Stock Option Plan; (ii) a reduction in the exercise price for options held by insiders of the Corporation; (iii) an extension to the term of any option held by insiders of the Corporation; and (iv) an increase in any limit on grants of options to insiders set out in the Stock Option Plan; and

(o)	the Corporation has not provided, and does not provide, any financial assistance to Optionees to facilitate the exercise of options granted pursuant to the Stock Option Plan.

2012 Restricted Share Unit Plan

Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of Common Shares remaining available for future issuance under the stock option plan
101,499	Cdn$12.56	8,551

See “Long Term Incentives” on page 36 for details on the 2012 Restricted Share Unit Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, no current or former director or executive officer or employee of the Corporation or any of its subsidiaries, or proposed nominee for election as director, or any of their respective associates, is indebted to the Corporation or any of its subsidiaries or has indebtedness to another entity which has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Corporation, proposed director of the Corporation and no associate or affiliate of such informed person or proposed director has any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s last completed fiscal year or in any proposed transaction, which, in either case, has materially affected or would materially affect the Corporation or any of its subsidiaries.

ADDITIONAL INFORMATION

Financial information relating to the Corporation is contained in its comparative annual financial statements and Management’s Discussion and Analysis of the results of operations for Fiscal 2013. Copies of this Management Information Circular, the Annual Report which contains the comparative audited financial statements of the Corporation, any interim financial statements subsequent to those statements contained in the Annual Report and Management’s Discussion and Analysis of the results of operations for the Corporation for an annual or interim period, the Annual Information Form, and copies of charters of the committees of the Board and the Corporate Governance Guidelines may be obtained from SEDAR at www.sedar.com or free of charge upon request from Investor Relations of the Corporation at P.O. Box 4569, Station “A”, Toronto, Ontario M5W 4T9, (416) 362-2237 ext. 1 or by emailing investor@ddcorp.ca or by viewing the Corporation’s web site. Throughout this Management Proxy Circular, references to documents and/or information available on the Corporation’s website can be found at http://www.ddcorp.ca.

BOARD APPROVAL

The directors of the Corporation have approved the contents and sending of this Management Proxy Circular to the shareholders.

Lyle R. Hepburn
Corporate Secretary
June 3, 2013

SCHEDULE 1 - STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Board of Directors

(a)

The Board is currently comprised of nine directors, of which eight are considered to be unrelated and independent directors within the meaning of Canadian and United States securities laws and the NYSE Rules. A director is considered to be unrelated and independent by the Board if the Board determines that the director has no direct or indirect material relationship with the Corporation. A material relationship is a relationship that could, in the view of the Board, be reasonably expected to interfere with the exercise of the director’s judgment independent of management. The independent directors of the Corporation are currently Matthew W. Barrett, Micheline Bouchard, Graham B. Clow, Noel Harwerth, Daniel Jarvis, Jean-Marc Loubier and Laurent E. Mommeja. Matthew W. Barrett, Micheline Bouchard, Jean-Marc Loubier and Laurent E. Mommeja are not standing for re-election as directors. The nominees for the Board, namely Tom Kenny and Ollie Oliveira, are independent.

(b)	Robert A. Gannicott, Chief Executive of the Corporation, is the only related and non-independent director of the Corporation.

(c)	A majority of the directors of the Corporation are independent as defined in Section 1.2(1) of NI58-101.

(d)

Some of the directors of the Corporation, and the proposed nominees, are also directors of other reporting issuers, or the equivalent of a reporting issuer in a foreign jurisdiction. The following table outlines such directorships held by the members of the Board as of June 3, 2013. No members of the Board served together on the boards of other public companies:

Name of Current Director	Other Directorships Held
Matthew W. Barrett	Goldman Sachs Bank USA
Micheline Bouchard	TELUS Corporation and PSP Investments
Graham B. Clow	African Barrick Gold PLC
Robert A. Gannicott	None
Noel Harwerth	Royal & Sun Alliance Insurance, Chairman of Sumitomo Mitsubishi Banking Europe and Chairman of GE Capital Bank Europe
Daniel Jarvis	None
Jean-Marc Loubier	Trinity Ltd.
Laurent E. Mommeja	None
Chuck Strahl	None

Name of Nominee Director	Other Directorships Held
Tom Kenny	None
Ollie Oliveira	Antofagasta PLC and Ferrous Resources Limited

(e)

Each face to face scheduled meeting of the Board includes an executive session with only non- management directors present. The Lead Director, or in his absence another independent director, presides over all executive sessions. The Board held seven scheduled meetings and four unscheduled meetings during the last completed fiscal year. The independent directors held private sessions at four meetings during the last completed fiscal year.

(f)

The Chairman of the Corporation, Robert A. Gannicott, is a non-independent director. Daniel Jarvis, who is not a member of management and who is unrelated and independent, is the Lead Director for the Corporation. He was appointed as the Lead Director on June 2, 2010. The principal responsibilities of the Lead Director include overseeing the Board processes so that it operates efficiently and effectively in carrying out its duties, acting as a liaison between the Board and management, and presiding over all executive sessions of the Board. The Corporation has written guidelines for the Lead Director. These guidelines are available on the Corporation's website. Interested parties may contact the Lead Director by mail addressed to Mr. Jarvis c/o Dominion Diamond Corporation, P.O. Box 4569, Station A, Toronto ON Canada M5W 4T9 or in accordance with the procedure set out in the Corporation’s Whistleblower Protection Policy which is available on the Corporation’s website.

(g)

The attendance at Board and Committee meetings for the directors that held office during Fiscal 2013 can be found on page 23 of this Management Proxy Circular (see “Meetings Held and Attendance of Directors”).

Majority Voting Policy

Board policy requires that, in an uncontested election, any nominee for director with respect to whom a majority of the votes represented by proxies validly deposited prior to the Annual and Special Meeting of the shareholders (the ‘‘Meeting’’) are ‘‘withheld’’ from his or her election (a ‘‘Majority Withheld Vote’’), shall submit his or her resignation to the Nominating & Corporate Governance Committee for consideration promptly following the Meeting.

The Nominating & Corporate Governance Committee shall consider the resignation, and shall recommend to the Board whether or not to accept it. The Board shall consider the recommendation of the Nominating & Corporate Governance Committee, and determine whether or not to accept the recommendation. A press release disclosing the Board’s determination (and the reasons for rejecting the resignation, if applicable) shall be issued within 90 days following the date of the Meeting.

Any director who tenders his or her resignation shall not participate in any meeting of the Nominating & Corporate Governance Committee, if he or she is a member of that Committee, or of the Board to consider whether his or her resignation shall be accepted. However, if the number of members of the Nominating & Corporate Governance Committee who received a Majority Withheld Vote at the Meeting is such that the remaining members of this Committee do not constitute a quorum, then the directors who did not receive a Majority Withheld Vote shall appoint a committee to consider the resignations and recommend to the Board whether to accept them.

In a contested election, where the number of director nominees exceeds the number of directors to be elected, a plurality vote standard will continue to apply.

The majority voting policy, together with the change to give shareholders the option of voting for or withholding their votes in respect of individual director nominees, provides enhanced director accountability. These measures combined encourage individual board members to be diligent in the performance of their duties by providing shareholders with the right to vote for individual directors based on their individual performance as a director, or withhold their votes for a director who fails to meet the standards required by the shareholders.

Board Mandate

The Board has the responsibility to manage, or supervise, the management of the business and affairs of the Corporation. The Board selects and appoints the Corporation’s Chief Executive Officer and, through him, other officers and senior management to whom the Board delegates certain of its power of management. The Board approves strategy, sets targets, performance standards and policies to guide management, monitors and advises management, sets their compensation and, if necessary, replaces them.

To assist the Board in the implementation of key policies, it delegates some of its responsibility to committees. As part of its duties, the Board reviews, through reports from the Nominating & Corporate Governance Committee, and approves the structure, charters and composition of its committees. It also receives and reviews regular and timely reports of the activities and findings of those committees.

The fundamental responsibility of the Board is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing long-term shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control. The Board has adopted specific corporate governance guidelines which are posted on the Corporation’s website under the name Corporate Governance Guidelines.

Position Descriptions

The Corporation has written guidelines for the Chairman and Chief Executive Officer, and for the Chairs of the Committees. These guidelines are available on the Corporation's website.

The Chief Executive Officer’s position description is reviewed by the Board on an on-going basis. Annual objectives for the Corporation and the Chief Executive Officer are developed jointly by the Board and the Chief Executive Officer. The attainment of these objectives is reviewed by the Board. The Chief Executive Officer is also responsible and accountable for pursuing the strategic goals which are considered and adopted by the Board at its annual strategy meetings.

Orientation and Continuing Education

New directors are provided with a comprehensive information package on the Corporation and its management, and are fully briefed by senior management on the corporate organization and key current issues. Site visits to the Diavik Diamond Mine and the Ekati Diamond Mine are arranged for new directors.

Ongoing training and development of directors consists of similar components, i.e., updated written corporate information, site visits and presentations by experts in numerous fields that are important to the Corporation’s interests. The following is a list of the internal and external conferences, seminars, courses and site tours that our Board members attended during the year:

  Updates and presentations by Meridian;
  Current developments presentations by KPMG LLP;
  Site visits to selected Retail Salons;
  Site visits to the Toronto sorting facility; and
  Site visits to the Diavik Diamond Mine.

Individual directors may engage outside advisors, with the authorization of the Nominating & Corporate Governance Committee.

Ethical Business Conduct

The Nominating & Corporate Governance Committee is responsible for developing and reviewing, with recommendations to the Board where appropriate, the Corporation’s approach to all matters of corporate governance, and reporting thereon to the Board. The Corporation has adopted a Code of Ethics and Business Conduct, a Policy on Corporate Disclosure, Confidentiality and Employee Trading, an Insider Trading Policy and a Whistleblower Protection Policy. All of these policies are available on the Corporation's website, and will be provided to any Shareholder who requests them. The Code of Ethics and Business Conduct of the Corporation, as amended, has been filed on SEDAR at www.sedar.com.

The SEC and National Instrument 52-110 – Audit Committees require a corporation to disclose if it has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller. The Corporation is in compliance. The Corporation has adopted a code of ethics entitled Code of Ethics and Business Conduct which is applicable to all directors, officers and employees of the Corporation and its subsidiaries. The Code of Ethics and Business Conduct provides a framework for directors, officers and employees on the conduct and ethical decision making integral to their work. Management of the Corporation is committed to fostering and maintaining a culture of high ethical standards and compliance, and ensuring a work environment that encourages employees to raise concerns to the attention of management and promptly addressing any employee compliance concerns.

The Code of Ethics and Business Conduct provides that management is responsible for monitoring compliance with the Code and for communicating the Code to employees. Employees are advised that they have a duty to report any known or suspected violation of the Code, including any violation of the laws, rules, regulations or policies that apply to the Corporation. Employees are to report such violations to their supervisor, the Corporate Secretary, or by following the procedures set out in the Corporation’s Whistleblower Protection Policy. It is ultimately the Board’s responsibility for monitoring compliance with the Code. The Board, through its Nominating & Corporate Governance Committee, reviews the Code annually to ensure that it complies with legal requirements and is in alignment with best practices.

The Board has not granted any waiver of the Code of Ethics and Business Conduct. Accordingly, no material change report has been required or filed.

Individual directors are expected to indicate a material interest in any transaction or agreement that the Corporation is considering. Directors who have a material interest in a transaction or agreement would not be present for discussions on such transaction or agreement, and would not participate in any vote on the matter.

Nomination of Directors

The Nominating & Corporate Governance Committee, composed entirely of unrelated and independent directors, considers all proposed nominees for the Board and recommends nominees to the Board. The Committee periodically assesses the skill sets of current directors and recommends desired background and qualifications for director nominees, taking into account the needs of the Board at the time. Breadth of perspective, experience and judgment are critical qualities of a director, and strongly influence the selection criteria for Board membership. All directors, except one, serve, or have served, on a number of corporate boards, and all bring a broad base of international experience and expertise to Board deliberations.

The Board assessment is done periodically, and consists of an interview and discussion by the Lead Director with each director on an informal basis. The Committee addresses issues such as director representation in terms of expertise and experience, Board size, director succession planning, meeting quality and efficiency, director contribution and interaction, management effectiveness and the Board’s relationship with management. Directors complete an evaluation form for each fiscal year which contains questions concerning the effectiveness of the Board and its committees, operation of the Board, Board size, number of meetings held per annum, meeting quality and efficiency, individual director contribution and interaction, strategic planning opportunities, management effectiveness and the Board’s relationship with management. The responses are reviewed by the Lead Director and presented to the Board.

The Board and the Nominating & Corporate Governance Committee monitor the size of the Board to facilitate effective decision-making. The Nominating & Corporate Governance Committee also develops, reviews and monitors criteria for selecting directors by assessing their qualification, personal qualities, geographical representation, business background and diversified experience. The directors have proposed nine nominees for the position of director in the upcoming year.

The Board has implemented a policy that if, during a director’s service on the Board, he or she: (a) joins or resigns from another public company’s board of directors; or (b) significantly changes his or her primary employment or occupation (any such event shall be referred to as a “Status Change”), that director shall immediately notify the Nominating & Corporate Governance Committee. The Nominating & Corporate Governance Committee should re-evaluate the appropriateness of the continuing membership of the director on the Board in light of the Status Change and recommend to the Board the appropriate action, if any, to be taken with respect to the director. If the Board concludes that the Status Change is significant and requires a resignation of the director, the director shall immediately tender his or her resignation from the Board.

Compensation

Disclosure regarding Compensation set out in Article 7 of National Instrument 58-101F1 can be found on page 29 of this Management Proxy Circular (See “Compensation Governance”).

Board Committees

The Board has three Committees: Audit, Nominating & Corporate Governance and Human Resources & Compensation. The Committees are composed entirely of independent directors. The roles and responsibilities of the Committees are set out in Charters which are available on the Corporation’s website. These Charters are reviewed annually to ensure that they comply with legal requirements and are in alignment with best practices. To assist the Committee in fulfilling their respective responsibilities, such responsibilities are set out in Work Plans which are approved at the beginning of each year. The Charter of each Committee requires that each member of the Committee be an independent director.

Assessments

Strategic planning is at the forefront of deliberations at meetings of the Board. Management is responsible for the development of overall corporate strategies. These strategies are under constant review by the Board and senior management.

The Board conducts an annual evaluation of the effectiveness of the Board as a whole, and the effectiveness and contribution of its committees and individual directors.

Throughout the year, the Board reviews the performance of management and the Corporation against approved business plans and policies. The Board also reviews and approves specific proposals for all major capital expenditures, checking for consistency with budgets and strategic plans, and deals with a large number of individual issues and situations requiring decision by the Corporation, such as acquisitions, investments and divestitures.

The Board ensures that an appropriate risk assessment process is in place to identify, assess and manage the principal risks of the Corporation's business. Management reports regularly to the Board in relation to principal risks which potentially affect the Corporation's business activities.

The Board regularly reviews management succession plans and, where necessary, initiates and supervises searches for replacement candidates. It also sets objectives for, and reviews the performance of, the senior officers of the Corporation, and approves their appointments and compensation.

The Board ensures that mechanisms are in place to guide the organization in its activities. The Board reviews and approves a broad range of internal control and management systems covering, for example, expenditure approvals, financial controls, environmental and health and safety matters. Such systems are designed to inform the Board of the integrity of the financial and other data of the Corporation, and are subject to audit reviews. Management is required to comply with legal and regulatory requirements with respect to all of the Corporation’s activities.

The Corporation has a sound governance structure in place at both management and Board levels, and a comprehensive system of internal control relating to financial record reliability. These structures and systems are continually assessed, reviewed and enhanced in light of ongoing Canadian and United States regulatory developments affecting corporate governance, accountability and disclosure.